UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

DEMANDWARE, INC.

(Name of Subject Company)

DEMANDWARE, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

24802Y105

(CUSIP Number of Class of Securities)

Thomas D. Ebling

President and Chief Executive Officer

Demandware, Inc.

5 Wall Street

Burlington, Massachusetts 01803

(888) 553-9216

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Mark G. Borden

Jay E. Bothwick

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, MA 02109

(617) 526-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1. Subject Company Information.

Name and Address.

The name of the subject company is Demandware, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive office is 5 Wall Street, Burlington, Massachusetts 01803. The telephone number of the Company’s principal executive office is (888) 553-9216.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits attached hereto, this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.01 per share (the “Company Common Stock”). As of June 6, 2016, there were 38,208,026 Shares outstanding.

Item 2. Identity and Background of Filing Person.

Name and Address.

The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1 above under the heading “Name and Address.”

Tender Offer.

This Schedule 14D-9 relates to the tender offer by Dynasty Acquisition Corp., a Delaware corporation (“Purchaser”), a wholly-owned subsidiary of salesforce.com, inc., a Delaware corporation (“Parent”), to acquire all of the outstanding shares of Company Common Stock (the “Shares”) at a purchase price of $75.00 per Share, net to the seller in cash, without interest, less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 10, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on June 10, 2016. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, hereto and are incorporated by reference herein.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 31, 2016, by and among Parent, Purchaser and the Company (the “Merger Agreement”). The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”) (collectively, the Offer, the Merger, and the transaction contemplated by the Merger constitute the “Transaction”). Following the consummation of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and as a wholly-owned subsidiary of Parent. The Merger will be governed by Section 251(h) of the DGCL which provides that, as soon as practicable following consummation of a successful tender offer for the outstanding voting stock of a corporation whose shares are listed on a national securities exchange, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class or series of stock of the acquired corporation that would otherwise be required to adopt a merger agreement providing for the merger of the acquired corporation, and each outstanding share of each class or series of stock of the acquired corporation subject to, but not tendered in, the tender offer is subsequently converted by virtue of such a merger into, or into the right to receive, the same amount and kind of consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect such a merger without any vote of the stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

The Merger Agreement includes a remedy of specific performance and is not subject to a financing condition. The obligation of Purchaser to purchase the Shares validly tendered pursuant to the Offer and not validly withdrawn prior to the expiration of the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including (i) that there will have been validly tendered and not validly withdrawn a number of Shares (without regard to Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee), that, when added to the Shares then owned by Parent and its subsidiaries, represents one more Share than half of the sum of (A) the total number of Shares outstanding at the time of the expiration of the Offer plus (B) all Shares issuable to holders of Company Stock Options (as set forth below in Item 3 under the heading “Arrangements with Current Executive Officers and Directors of the Company—Merger Agreement—Effect of the Merger on Stock Awards—Stock Options”) from whom the Company has received notices of exercise (and as to which Shares have not yet been issued to such exercising holders of Company Stock Options), (ii) the expiration or termination of applicable waiting periods (and any extensions thereof) and any approvals or clearances applicable to the Offer or consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and by the German Federal Cartel Office, (iii) the accuracy of the representations and warranties and compliance with covenants contained in the Merger Agreement, subject to certain materiality standards, (iv) the absence of any law, order, injunction or decree by any government, court or other governmental entity that would make illegal or otherwise prohibit the Offer or the Merger, (v) there not having been a material adverse effect with respect to the Company, and (vi) other customary conditions.

At the effective time of the Merger (the “Effective Time”), each outstanding Share, other than Shares held in the treasury of the Company and any Shares owned by any subsidiary of the Company, Parent, Purchaser or any other subsidiary of Parent, or any stockholders who are entitled to and who properly exercise appraisal rights under Delaware law, will be cancelled and converted into the right to receive the Offer Price. In addition, (i) each vested outstanding Company Stock Option will be cancelled and converted into the right to receive an amount of cash for each underlying Share equal to the excess of the Offer Price over the exercise price, and each unvested Company Stock Option will be assumed by Parent and converted into an option to purchase shares of common stock, par value $0.001 per share, of Parent (“Parent Common Stock”) on substantially the same terms (including vesting terms) (as more fully described below in the “Stock Options” section), (ii) each unvested Company Restricted Share (as defined below in Item 3 under the heading “Arrangements with Current Executive Officers and Directors of the Company—Merger Agreement—Restricted Stock”) outstanding immediately prior to the Effective Time will be exchanged for restricted shares of Parent Common Stock subject to substantially the same terms and conditions (including vesting terms) (as more fully described below in the “Restricted Stock” section), (iii) each Company Restricted Share that vests prior to the Effective Time will be converted into the right to receive the Offer Price pursuant to the Merger (as more fully described below in the “Restricted Stock” section), and (iv) each outstanding restricted stock unit with respect to Shares granted under any Company Stock Plan (“Company RSUs”) (the right to receive Shares in the future) will be assumed by Parent as a restricted stock unit (to acquire shares of Parent Common Stock) (“Parent RSUs”) subject to substantially the same terms and conditions (including vesting terms). The parties have reserved the right to treat equity compensation held by persons outside the United States in a different manner to take into account applicable non-U.S. law, tax, or employment considerations. The Merger Agreement is summarized in the Offer to Purchase in Section 13 under the heading “The Transaction Documents—Merger Agreement.” The summary of the Merger Agreement set forth in the Offer to Purchase and any summary of provisions of the Merger Agreement set forth herein do not purport to be complete and each is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The expiration date of the Offer is 12:00 Midnight, New York City Time, on Friday, July 8, 2016 (which is the end of the day on Friday, July 8, 2016), subject to extension in certain circumstances set forth in the Merger Agreement and described in the Offer to Purchase.

Parent has formed Purchaser for the purpose of effecting the Offer and the Merger. The Offer to Purchase states that Parent’s principal executive offices are located at The Landmark @ One Market, Suite 300, San Francisco, California 94105. Its telephone number at this location is (415) 901-7000.

The Company has made information relating to the Offer available online at www.demandware.com and the Company has filed this Schedule 14D-9, and Parent and Purchaser have filed the Schedule TO, with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates, or (ii) Parent or Purchaser, or their respective executive officers, directors or affiliates, on the other hand.

Arrangements with Purchaser and Parent

Merger Agreement

The summary of the Merger Agreement and the description of the conditions to the Offer contained in the Offer to Purchase are incorporated by reference herein. Such summary and description are qualified in their entirety by reference to the Merger Agreement.

The Merger Agreement has been filed with the SEC and incorporated by reference herein to provide investors and stockholders with information regarding the terms of the Merger Agreement. It is not intended to provide any other factual information about Parent, Purchaser or the Company. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and any description thereof contained or incorporated by reference herein, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in a confidential disclosure schedule that was provided by the Company to Parent but is not filed with the SEC as part of the Merger Agreement. Investors and stockholders are not third-party beneficiaries under the Merger Agreement. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Exclusivity Agreement

The Company and Parent entered into an exclusivity agreement, dated May 28, 2016 (the “Exclusivity Agreement”), which set forth the terms on which the Company and Parent would enter into negotiations regarding the potential business combination that resulted in the Offer. The summary of the Exclusivity Agreement contained in the Offer to Purchase in Section 13 under the heading “The Transaction Documents; Exclusivity Agreement” is incorporated by reference herein.

The Exclusivity Agreement is filed as Exhibit (e)(13) hereto and is incorporated by reference herein.

Confidentiality Agreement

On May 13, 2016, the Company and Parent entered into a confidentiality agreement (the “Confidentiality Agreement”), pursuant to which Parent and its affiliates agreed, subject to certain exceptions, to keep confidential certain non-public information about the Company in connection with the consideration of a possible transaction with the Company. The summary of the Confidentiality Agreement contained in the Offer to Purchase in Section 13 under the heading “The Transaction Documents; Confidentiality Agreement” is incorporated by reference herein.

The Confidentiality Agreement is filed as Exhibit (e)(14) hereto and is incorporated by reference herein.

Arrangements with Current Executive Officers and Directors of the Company.

The Company’s executive officers and the members of the board of directors of the Company (the “Company Board”) may be deemed to have certain interests in the Offer and the Merger and related transactions that may be different from or in addition to those of the Company’s stockholders generally. The Company Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and related transactions.

Consideration for Shares Tendered Pursuant to the Offer

If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, or if their Shares are converted into the right to receive the Offer Price pursuant to the Merger Agreement, they will receive the same Offer Price on the same terms and conditions as the other stockholders of the Company. As of June 6, 2016, the directors and executive officers of the Company and their affiliates beneficially owned in the aggregate 592,114 Shares, which for purposes of this subsection excludes any Shares issuable upon exercise or settlement of Company Stock Options or outstanding pursuant to Company Restricted Stock held by such individuals. If all such Shares were tendered pursuant to the Offer and accepted for purchase and purchased by Purchaser or converted into the right to receive the Offer Price pursuant to the Merger Agreement, the directors and executive officers and their affiliates would receive an aggregate of $44,408,550 in cash consideration without interest, less any required withholding taxes. For a description of the treatment of Company Stock Options and Company Restricted Shares held by the directors and executive officers of the Company, see below under the heading “Effect of the Merger on Stock Awards.”

The following table sets forth, as of June 6, 2016, the consideration that each executive officer and director and his or her affiliates would be entitled to receive in respect of outstanding Shares beneficially owned by him, her or it (excluding Shares underlying Company Stock Options and Company Restricted Shares), assuming such individual or his or her affiliate were to tender all of his, her or its outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, and/or all such Shares were converted into the right to receive the Offer Price by virtue of the Merger.

Name	Number of Shares	Cash Consideration Payable in Respect of Shares
Executive Officers
Thomas D. Ebling (a)	415,509	$31,163,175
Timothy M. Adams	18,800	$1,410,000
Jeffrey G. Barnett	17,318	$1,298,850
Wayne R. Whitcomb	91,535	$6,865,125
Rohit Goyal	3,800	$285,000
Kathleen B. Patton	1,814	$136,050

Non-Employee Directors
Linda Crawford	—	—
Jill Granoff	12,847	$963,525
Charles F. Kane	11,493	$861,975
Jitendra Saxena	12,847	$963,525
Leonard Schlesinger	6,151	$461,325

(a)	Includes 257,524 Shares held by Mr. Ebling’s spouse.

Merger Agreement

Effect of the Merger on Stock Awards

Stock Options. As of June 6, 2016, Company directors and executive officers held options to purchase 1,219,894 Shares granted under the Company’s 2004 Stock Option and Grant Plan and the 2012 Stock Incentive Plan, each as amended and restated (collectively, the “Company Stock Plans”). Pursuant to the Merger Agreement, effective as of immediately prior to the Effective Time, each outstanding option to purchase Shares (each, a “Company Stock Option”) that has vested immediately prior to the Effective Time (after giving effect to any accelerated vesting required pursuant to the Merger Agreement and any existing agreement to the extent permitted by the Merger Agreement), will automatically be cancelled and converted into the right to receive from the Surviving Corporation an amount of cash equal to the product of (i) the total number of Shares then underlying such Company Stock Option multiplied by (ii) the excess, if any, of the merger consideration described in the Merger Agreement (which is the same as the Offer Price) over the exercise price per Share of such Company Stock Option, without any interest thereon. In the event that the exercise price of any Company Stock Option were equal to or greater than the merger consideration, such Company Stock Option would be cancelled, without any consideration being payable in respect thereof, and have no further force or effect; no Company Stock Options have exercise prices in excess of the Offer Price.

Pursuant to the Merger Agreement, effective as of immediately prior to the Effective Time, each Company Stock Option that has not vested immediately prior to the Effective Time will be assumed by Parent and converted into an option to purchase Parent Common Stock. Except as otherwise set forth in the Merger Agreement, each such Company Stock Option so assumed by Parent will continue to have, and be subject to, substantially the same terms and conditions (including vesting terms) set forth in the applicable Company Stock Plan and any other plan, agreement or arrangement of the Company relating to such Company Stock Option, as in effect immediately prior to the Effective Time. Each assumed Company Stock Option will be exercisable for that number of whole shares of Parent Common Stock equal to the product of the number of shares of Common Stock that were issuable upon exercise of such Company Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio, with the result rounded down to the nearest whole number of shares of Parent Common Stock. The per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed Company Stock Option will be equal to the quotient obtained by dividing the exercise price per share of Company Common Stock at which such assumed Company Stock Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, with the result rounded up to the nearest whole cent. Immediately prior to the Effective Time, none of the Company’s executive officers or directors will hold unvested Company Stock Options.

For purposes of this Schedule 14D-9, and as provided for in the Merger Agreement, the “Exchange Ratio” will equal the Offer Price divided by the volume weighted average closing sale price of one share of Parent common stock as reported on the New York Stock Exchange for the period of ten consecutive trading days ending on the second day prior to the Closing Date (as adjusted as appropriate to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications or similar events), rounded to the nearest 0.00001.

The table below sets forth information regarding the Company Stock Options held by each of the Company’s executive officers and directors as of June 6, 2016.

Name	Number of Vested Company Options	Cash Consideration Payable in Respect of Vested Company Options(a)	Number of Unvested Company Options	Cash Consideration Payable in Respect of Unvested Company Options(b)
Executive Officers
Thomas D. Ebling	820,204	$60,443,550	—	—
Timothy M. Adams	19,167	$311,655	20,833	$338,745
Jeffrey G. Barnett	179,999	$13,127,728	—	—
Wayne R. Whitcomb	66,666	$4,837,952	—	—
Rohit Goyal	—	—	—	—
Kathleen B. Patton	4,167	$197,641	—	—

Non-Employee Directors
Linda Crawford	—	—	—	—
Jill Granoff	35,472	$2,361,371	—	—
Charles F. Kane	12,280	$902,948	—	—
Jitendra Saxena	61,106	$4,493,124	—	—
Leonard Schlesinger	—	—	—	—

(a)	The value of the vested Company Stock Options is the difference between the Offer Price of $75.00 per Share and the exercise price of the option, multiplied by the number of vested Shares underlying such options.
(b)	Pursuant to Mr. Adams’ employment agreement (described below under the heading “Severance Arrangements; Compensatory Arrangements Relating to the Merger”), all of his unvested Company Stock Options accelerate immediately prior to the Effective Time and are treated as vested Company Stock Options.

Restricted Stock. As of June 6, 2016, Company directors and executive officers held an aggregate of 307,748 shares of restricted stock granted under the Company Stock Plans (the “Company Restricted Shares”). Pursuant to the Merger Agreement, as of immediately prior to the Effective Time, (A) each Company Restricted Share that vests in accordance with its existing terms at or immediately prior to the Effective Time after giving effect to any accelerated vesting required pursuant to the Merger Agreement and any existing agreement to the extent permitted by the Merger Agreement will vest, and each such Company Restricted Share will be converted into the right to receive the Offer Price pursuant to the Merger Agreement, and (B) each Company Restricted Share award that vests in part based on the satisfaction of performance criteria with respect to a performance period that has not concluded by the Effective Time will be treated as satisfying the performance criteria at the target level related to such Company Restricted Share award, with any Company Restricted Shares covered by such award in excess of the target level being automatically cancelled and any future rights thereto being forfeited. The remaining number of performance-related Company Restricted Shares after the cancellation described in the immediately preceding sentence will, to the extent subject to an award that vests at or as of immediately prior to the Effective Time (taking into account any accelerated vesting required pursuant to the Merger Agreement and any existing agreement to the extent permitted by the Merger Agreement), automatically be treated as satisfying all service conditions and will become fully vested and the restrictions thereon will lapse, and will be cancelled and converted into the right to receive from the Surviving Corporation the merger consideration, without any interest thereon.

Effective as of immediately prior to the Effective Time, each unvested Company Restricted Share award outstanding immediately prior to the Effective Time that vests based solely on the satisfaction of service conditions will be exchanged for restricted shares of Parent Common Stock that will be unvested and that will have, and be subject to, substantially the same terms and conditions (including vesting terms) set forth in the applicable Company Stock Plan and the Company Restricted Share agreements relating thereto, as in effect immediately prior to the Effective Time. Each such unvested Company Restricted Share award will be exchanged for an amount equal to the number of Company Restricted Shares outstanding with respect to such unvested Company Restricted Share award immediately prior to the Effective Time multiplied by the Exchange Ratio, with the result rounded down to the nearest whole number of shares of Parent Common Stock. Immediately prior to the Effective Time, none of the Company’s executive officers will hold any unvested Company Restricted Shares, and the Company Restricted Shares held by directors will be converted into Parent Restricted Shares that will be forfeited upon the directors’ departure from the Company Board.

The tables below sets forth information regarding Company Restricted Shares held by each of the Company’s executive officers and directors as of June 6, 2016. All Company Restricted Shares described below are unvested as of June 6, 2016.

Each executive officer below is party to an employment agreement (described below under the heading “Severance Arrangements; Compensatory Arrangements Relating to the Merger”) pursuant to which all unvested Company Restricted Shares accelerate immediately prior to the Effective Time.

Name	Number of Unvested Company Restricted Shares Held	Cash Consideration Payable in Respect of Unvested Company Restricted Shares
Executive Officers
Thomas D. Ebling	62,484	$4,686,300
Timothy M. Adams	55,425	$4,156,875
Jeffrey G. Barnett	55,118	$4,133,850
Wayne R. Whitcomb	46,743	$3,505,725
Rohit Goyal	36,300	$2,722,500
Kathleen B. Patton	28,094	$2,107,050

Name	Number of Unvested Company Restricted Shares Held	Value of Replacement Unvested Parent Restricted Shares (a)
Directors
Linda Crawford	4,704	$352,800
Jill Granoff	4,720	$354,000
Charles F. Kane	4,720	$354,000
Jitendra Saxena	4,720	$354,000
Leonard Schlesinger	4,720	$354,000

(a)	The value of the replacement Parent Restricted Shares is shown at the Offer Price of $75.00 per Share. The vesting of the Parent Restricted Shares held by non-employee directors does not accelerate in connection with the Merger.

Employee Stock Purchase Plan. As of June 6, 2016, Messrs. Adams and Whitcomb and Ms. Patton were participating in the Company’s employee stock purchase plan (the “ESPP”). None of the non-employee directors are eligible to participate in this plan. Because the Effective Time will be after June 30, 2016 (the end date of the current plan period), the ESPP will operate in its normal manner, and any payroll deductions credited for the executive officers will be used as of June 30, 2016 to acquire that number of Shares equal to the quotient (rounded down to the nearest Share) of the accumulated payroll deductions contributed by the employee and at a purchase price equal to the lesser of 85% of the closing price on (i) January 4, 2016 and (ii) June 30, 2016, and the resulting Shares will be added to the outstanding Shares held by such individuals and treated as provided above with respect to owned Shares and either tendered or purchased in the Merger if it closes. The Company Board may either cause the following plan period not to begin or may terminate the ESPP at a date following June 30, 2016 but prior to the closing date of the Merger Agreement. In any event, the Company Board will terminate the Company ESPP prior to the Effective Time.

The table below sets forth information regarding the estimated number of Shares to be acquired by the executive officers during the current ESPP offering closing on June 30, 2016, assuming that such executive officers do not withdraw from ESPP participation and that on June 30, 2016 their contributions to the ESPP are applied to purchase Shares at a price per Share of $44.35, which was 85% of the closing price per Share on January 4, 2016 (unless the closing price on June 30, 2016 is less than $52.18 per Share, in which case the purchase price under the ESPP will be 85% of the June 30, 2016 closing price).

Name	Number of Shares to be Acquired from ESPP Offering Closing June 30, 2016	Cash Consideration Payable in Respect of Shares Estimated to be Acquired through ESPP Offering
Executive Officers
Thomas D. Ebling	—	—
Timothy M. Adams	281	$21,075
Jeffrey G. Barnett	—	—
Wayne R. Whitcomb	281	$21,075
Rohit Goyal	—	—
Kathleen B. Patton	275	$20,625

Continuing Employees

The Merger Agreement provides that, until the 12-month anniversary of the Effective Time, Parent will provide each employee of the Company or any subsidiary of the Company, in each case as of the Effective Time (each, a “Continuing Employee”), with (i) a base salary, commissions, and annual bonus substantially comparable, in the aggregate, to the total cash compensation package (including base salary, commissions and annual bonus, but excluding any equity awards or equity based benefits) provided to each such employee immediately before the time at which Purchaser irrevocably accepts for purchase all Shares validly tendered (and not validly withdrawn) pursuant to the Offer (the “Acceptance Time”); and (ii) other employee benefits (excluding any equity awards or equity based benefits) that are substantially comparable, in the aggregate, to the other benefits provided to such employees immediately before the Acceptance Time. Notwithstanding the foregoing, Parent will be entitled to adjust the Company’s sales commission plan to align with Parent’s sales commission plan after the end of Parent’s current fiscal year (which ends on January 31, 2017). In addition, Parent will carry out and cause the Company to carry out all employer responsibilities under all Company employee plans and all employment, severance and termination plans and agreements, in each case in accordance with their terms as in effect immediately before the Acceptance Time.

The Merger Agreement further provides that for all purposes (including purposes of vesting, eligibility to participate and level of benefits) under the plans that newly cover the Continuing Employees (the “New Plans”), each Continuing Employee will, subject to applicable law and applicable tax qualification requirements, be credited with his or her years of service with the Company and its subsidiaries and their respective predecessors before the Acceptance Time, to the same extent as such Continuing Employee was entitled, before the Acceptance Time, to credit for such service under any similar Company employee benefit plan in which such Continuing Employee participated or was eligible to participate immediately prior to the Acceptance Time; provided that the foregoing will not apply to the extent that its application would result in a duplication of benefits.

The Merger Agreement further provides that each Continuing Employee will be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is of the same type as the Company employee plan in which such Continuing Employee participated immediately before the Acceptance Time (such plans, collectively, the “Old Plans”), and that for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Continuing Employee, Parent will use commercially reasonable efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents, unless such conditions would not have been waived under the Old Plan of the Company or its subsidiaries in which such Continuing Employee participated immediately prior to the Acceptance Time. Parent will also cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

If any Continuing Employee (who is not otherwise a party to an employment agreement that provides for severance) whose employment is terminated on or prior to the first anniversary of the Effective Time under circumstances under which such Continuing Employee would have received severance benefits under the Company’s severance practices as in effect on the date of the Merger Agreement (the “Company Severance Practices”), Parent will cause the Surviving Corporation to provide that such Continuing Employee will be entitled to severance benefits from the Surviving Corporation that are equal to the greater of (i) the severance benefits that would have been paid under the Company Severance Practices as in existence on the date of the Merger Agreement or (ii) the severance benefits payable under similar circumstances pursuant to a severance plan of Parent and its affiliates as may be in effect at such time for similarly situated United States employees of Parent and its affiliates.

The treatment of Continuing Employees described above will not apply to persons employed by the Company or any of its subsidiaries outside the United States, the parties having agreed that such persons will be treated in accordance with applicable law and the terms of any contracts covering them.

Nothing contained in the Merger Agreement is intended to or should be construed so as to (i) prevent or restrict in any way the right of Parent or the Surviving Corporation to terminate or cause to terminate the employment or service of any employee, independent contractor, director or other service provider of the

Company or its subsidiaries in a manner consistent with any applicable individual agreements covering such service providers at any time following the closing date of the Merger; (ii) constitute an amendment or modification of any plan; (iii) create any third party rights in any such current or former service provider of the Company or its subsidiaries (including any beneficiary or dependent thereof); or (iv) obligate Parent to adopt or maintain any particular plan or program or other compensatory or benefits arrangement at any time or prevent Parent from modifying or terminating any such plan, program or other compensatory or benefits arrangement at any time.

Severance Arrangements; Compensatory Arrangements Relating to the Merger

Currently, the Company is party to employment agreements with each of Messrs. Ebling, Adams, Barnett, Whitcomb, and Goyal, and Ms. Patton, which address each such executive officer’s duties and responsibilities and specify the amounts payable to such executive officers in connection with certain termination or change in control events. Upon execution and effectiveness of a release of claims, each of Messrs. Ebling, Adams, Barnett, Whitcomb, and Goyal, and Ms. Patton will be entitled to the following severance formulas: for terminations of employment without cause or resignations for good reason within six months following a change in control (as such terms are defined in each executive officer’s employment agreement with the Company), the Company will be obligated (a) to pay 12 months’ base salary of each executive in accordance with regular payroll procedures over the 12-month period, (b) to pay a cash bonus equal to 100% of each executive’s target annual cash bonus for the year in which the change of control occurs payable in a lump sum, and (c) to continue to provide to such executive officer medical benefits or credits substantially the same as those provided to him or her at the time of termination for 12 months in the case of Mr. Ebling and six months in the case of each of Messrs. Adams, Barnett, Whitcomb, and Goyal, and Ms. Patton. In addition, if Mr. Ebling’s employment ends on a termination without cause or resignation for good reason at a time other than during the six months following a change in control, the Company must pay an amount equal to his monthly base salary for a period of six months. Each of Messrs. Ebling, Adams, Barnett, Whitcomb, and Goyal, and Ms. Patton are entitled on a change in control (irrespective of whether employment ends) to full acceleration of unvested equity awards. The Company Board has determined that the acceleration with respect to the performance based restricted stock awards such executive received in March 2016 will be at the target level of performance with any excess being forfeited.

The foregoing descriptions of compensation arrangements do not purport to be complete and are qualified in their entirety by reference to the agreements, including any form of amendment thereto, filed as Exhibits (e)(2) through (e)(11) to this Schedule 14D-9, which are incorporated herein by reference.

Golden Parachute Compensation

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for Messrs. Ebling, Adams, Barnett, Whitcomb, and Goyal (the “named executive officers”) that is based on or otherwise relates to the Offer, assuming that the Offer will be consummated on July 11, 2016; that the named executive officer’s employment will be terminated by the Company without “cause” or by the named executive officers for “good reason” (as such terms are defined in each named executive officer’s employment agreement with the Company) on the same day; and that the named executive officer has executed an effective release of claims. The table below describes the estimated potential payments to each of the Company’s named executive officers under the terms of their respective employment agreements, together with the value of the unvested Company Stock Options and Company Restricted Shares Awards that will be accelerated in accordance with the terms of their employment agreements and the Merger Agreement to the extent permitted by the Merger Agreement. The amounts shown in the table do not include the value of payments or benefits that would have been earned, or any amounts associated with equity awards that would vest pursuant to their terms, on or prior to the initial expiration date of the Offer or the value of payments or benefits that are not based on or otherwise related to the Offer.

For purposes of calculating the potential payments set forth in the table below, the Company has assumed that (i) the initial expiration date of the Offer and the date of termination of employment is July 11, 2016, and (ii) the stock price is $75.00 per Share, which is the Offer Price. The amounts shown in the table are estimates only and are based on assumptions and information available to date. The actual amounts that may be paid upon an individual’s termination of employment can only be determined at the actual time of such termination.

Name	Cash(1)	Equity(2)	Perquisites/ Benefits(3)	Total Value
Thomas D. Ebling	$770,000	$4,686,300	$16,008	$5,472,308
Timothy M. Adams	$630,000	$4,495,620	$11,823	$5,137,443
Jeffrey G. Barnett	$660,000	$4,133,850	$11,823	$4,805,673
Wayne R. Whitcomb	$475,000	$3,505,725	$11,823	$3,992,548
Rohit Goyal	$405,000	$2,722,500	$11,823	$3,139,323

(1)	The amount listed in this column represents the present value of the executive’s right to receive 12 months of base salary and 100% of the executive’s target bonus. The cash payments payable pursuant to the employment agreements are double-trigger benefits in that they will be paid only if the executive officer experiences a qualifying termination of employment following the Effective Time (other than Mr. Ebling’s eligibility to receive six months of salary as severance on a termination without cause absent a change in control).

The 2016 base salary and 2016 target annual bonus for each named executive officer is as follows:

Name	2016 Base Salary	2016 Target Annual Bonus
Thomas D. Ebling	$340,000	$430,000
Timothy M. Adams	$330,000	$300,000
Jeffrey G. Barnett	$330,000	$330,000
Wayne R. Whitcomb	$315,000	$160,000
Rohit Goyal	$290,000	$115,000

(2)	The amount listed in this column represents the value of the following unvested Company Stock Options and Company Restricted Shares held by the named executive officers as follows as of June 6, 2016, all of which will accelerate immediately prior to the Effective Time:

Name	Number of Unvested Company Stock Options Subject to Acceleration	Value of Accelerated Company Stock Option (a)	Number of Unvested Company Restricted Shares Subject to Acceleration	Value of Accelerated Company Restricted Shares (b)
Thomas D. Ebling	—	—	62,484	$4,686,300
Timothy M. Adams	20,833	$338,745	55,425	$4,156,875
Jeffrey G. Barnett	—	—	55,118	$4,133,850
Wayne R. Whitcomb	—	—	46,743	$3,505,725
Rohit Goyal	—	—	36,300	$2,722,500

(a)	The value of the unvested and accelerated Company Stock Options is the difference between the Offer Price of $75.00 per Share and the exercise price of the option, multiplied by the number of unvested Shares underlying such options as of June 6, 2016, consistent with the methodology applied under SEC Regulation M-A Item 1011(b) and Regulation S-K Item 402(t)(2).

(b)	The value of the unvested and accelerated Company Restricted Shares is the Offer Price of $75.00 per Share.

(3)

Consists of medical coverage for a period of 12 months following the date of termination for Mr. Ebling, and six months for each of the remaining named executive officers. The value is based upon the type of insurance coverage the Company carried for each named executive officer as of June 6, 2016 and is valued at the premiums in effect on January 1, 2016. These benefits are double-trigger benefits in that they will be paid only if the executive officer experiences a qualifying termination of employment following the Effective Time.

Director Compensation

The Company does not pay director fees to directors who are employees of the Company (Messrs. Ebling and Barnett), but compensates its non-employee directors for their service on the Company Board as follows:

•	an annual fee for service on the Company Board of $30,000;

•	for the Lead Independent Director of the Company Board, an additional annual fee of $18,000;

•	for members of the audit committee, an annual fee of $8,000 ($18,000 for the chair);

•	for members of the compensation committee, an annual fee of $4,000 ($10,000 for the chair); and

•	for members of the nominating and corporate governance committee, an annual fee of $3,000 ($6,000 for the chair).

Ms. Crawford received additional pro rata cash compensation for her service from January 26, 2016 through May 18, 2016.

Each director receiving cash compensation as described above also received a restricted stock award upon the close of market on May 18, 2016 (the date of the Company’s annual meeting) for 3,528 Shares on such date, and Ms. Crawford received an additional restricted stock award for 1,176 Shares for her service from January 26, 2016 through such date. Please see the section above under the heading “Effect of the Merger on Stock Awards” for more information on the treatment of equity held by directors in the Merger.

In addition, the Company reimburses its non-employee directors for reasonable travel and other expenses incurred in connection with attending Company Board and committee meetings.

Other Director Information

Prior to becoming a director of the Company, Ms. Crawford was previously an officer of Parent from November 2006 to June 2015. Ms. Crawford currently owns approximately 10,000 shares of Parent Common Stock. It is possible that the Merger could cause the price of Parent Common Stock to increase, which would result in the value of Ms. Crawford’s Parent Common Stock increasing. Ms. Crawford’s ownership of Parent Common Stock was disclosed to the Company Board prior to any action being taken on the Merger Agreement.

In addition, information about the Company’s Related Person Transactions generally can be found under the heading “Related Person Transactions” and “Board Determination of Independence” in the Company’s Definitive Proxy Statement for the 2016 Annual Meeting of Stockholders on Form DEF 14A, filed with the SEC on April 1, 2016.

Director and Officer Indemnification and Insurance

Section 102(b)(7) of the DGCL allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware law, or engaged in a transaction from which the director derived an improper personal benefit. The Company has included in its amended and restated certificate of incorporation (as amended, the “Charter”) a provision to limit or eliminate the personal liability of its directors to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party (other than an action by or in the right of the corporation) by reason of the fact that he holds any of such positions, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his or her conduct was unlawful. The Company has included in its Charter provisions that require the Company to provide the foregoing indemnification to directors and officers to the fullest extent permitted under Delaware law. In addition, the Company will advance expenses incurred by a director or officer in connection with any such proceeding upon a receipt of an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that the director or officer is not entitled to be indemnified by the Company.

Pursuant to authorization by the Company Board, the Company has entered into indemnification agreements (“Indemnification Agreements”) with its directors and officers. These Indemnification Agreements may require the Company, among other things, to indemnify its directors and officers against liabilities that may arise by reason of their status or activities as directors or officers, if the director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and, in the case of a criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. These Indemnification Agreements also may require the Company to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. This summary of the Indemnification Agreements does not purport to be complete and is qualified in its entirety by reference to the Indemnification Agreements, the form of which is filed as Exhibit (e)(12) hereto, and is incorporated by reference herein.

The Merger Agreement provides for indemnification and insurance rights in favor of the Company’s current and former directors and officers, referred to as “Indemnified Parties.” Specifically, Parent and Purchaser have agreed that all rights to indemnification, exculpation and advancement of expenses in favor of Indemnified Parties as provided in the Charter or under any Indemnification Agreement with respect to all matters occurring prior to or at the Effective Time will survive the Offer closing and the Merger and will continue in full force and effect in accordance with their respective terms.

From and after the Effective Time, the Surviving Corporation has agreed to maintain in effect for a period of six years after the Effective Time, in respect of acts or omissions occurring prior to or at the Effective Time, the current policies of directors’ and officers’ liability insurance; however, neither Parent nor the Surviving Corporation will be required to pay an aggregate annual premium for such insurance policies in excess of 250% of the last annual premium paid by the Company prior to the Effective Time for such insurance. In lieu of the foregoing, the Surviving Corporation may purchase a six-year “tail” prepaid policy on the directors’ and officers’ liability insurance policies on terms and conditions no more favorable than the directors’ and officers’ liability insurance policies in effect on the date of the Merger Agreement (with the maximum aggregate annual premium for such insurance policies for any such year not to be in excess of the maximum aggregate annual premium contemplated by the preceding sentence).

Item 4. The Solicitation or Recommendation.

Recommendation of the Company Board.

At a meeting of the Company Board held on May 31, 2016, the Company Board unanimously: (i) adopted, approved and declared the advisability of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) declared that it is in the best interests of the Company and its stockholders that the Company enter into the Merger Agreement and consummate the Merger and that the Company stockholders tender their shares of Company Common Stock pursuant to the Offer, in each case on the terms and subject to the conditions set forth therein, (iii) declared that the terms of the Offer and the Merger are fair to the Company and the Company stockholders and (iv) recommended that the Company stockholders accept the Offer and tender all of their Shares pursuant to the Offer.

Accordingly, and for the other reasons described in more detail below, the Company Board hereby recommends that the Company’s stockholders accept the Offer and tender all of their Shares pursuant to the Offer.

A copy of the letter to the Company’s stockholders communicating the Company Board’s recommendation is filed as Exhibit (a)(9) to this Schedule 14D-9 and is incorporated herein by reference.

Background and Reasons for the Company Board’s Recommendation.

Background of the Transaction

The Company Board, together with members of the Company’s senior management, regularly reviews and assesses the Company’s operations, financial condition, and industry developments in the context of the Company’s strategic plans and, in connection with this review and assessment, periodically considers strategic acquisitions, strategic alliances, business combinations and other strategic alternatives.

In July 2015, Party X, a potential strategic partner, reached out to the Company regarding the possibility of establishing a commercial relationship.

In August 2015, members of management of the Company met with members of management of Party X to discuss areas of potential commercial collaboration.

In September 2015, the Company and Party X signed a customary mutual nondisclosure agreement relating to a potential commercial relationship between the two companies and began discussions regarding such a potential relationship.

On December 8, 2015, members of senior management of the Company, including Mr. Thomas Ebling, the Company’s Chief Executive Officer, met with members of senior management of Party X, including its Chief Executive Officer, to discuss areas of potential commercial collaboration. Following the meeting, the Chief Executive Officer of Party X indicated that Party X might be interested in making an acquisition proposal and requested a meeting in Boston to discuss the Company’s business and strategy.

On December 17, 2015, members of senior management of Party X and the Company, including their respective chief executive officers, met to discuss the Company’s business and strategy. At the conclusion of the meeting, the Chief Executive Officer of Party X indicated to the Chief Executive Officer of the Company that Party X would likely be presenting an acquisition proposal to the Company.

On December 18, 2015, at a telephonic meeting of the Company Board, the directors reviewed the status of the discussions with Party X. The directors also reviewed potential responses to any acquisition proposal that might be made by Party X, including remaining independent or exploring a potential sale of the Company.

On December 22, 2015, Party X submitted to the Company a non-binding proposal to acquire the Company for $63 per share, in cash. On December 21, 2015, the closing price of the Company’s common stock on the New York Stock Exchange (“NYSE”) was $52.32 per share.

On December 24, 2015, at a telephonic meeting of the Company Board, the directors discussed the terms of the Party X proposal. A representative of Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”) reviewed the fiduciary duties of the directors in considering the proposal. The directors also reviewed a preliminary analysis of the Company’s stock price performance and precedent transactions previously prepared by Goldman, Sachs & Co. (“Goldman Sachs”), the Company’s financial advisor. After determining that it would be in the best interest of stockholders for the Company to continue to execute its business plan as an independent company, the directors determined to reject the proposal from Party X and not to pursue a potential sale of the Company, and Mr. Ebling so informed the Chief Executive Officer of Party X.

On January 8, 2016, the Chief Executive Officer of Party X sent an email to Mr. Ebling inquiring whether the Company would still be interested in pursuing further engagement between the companies regarding a potential commercial relationship.

On January 9, 2016, Mr. Ebling sent an email to the Chief Executive Officer of Party X indicating a willingness to continue to engage in discussions concerning a potential commercial relationship. The companies subsequently entered into a commercial relationship regarding the integration of their respective products.

On February 9, 2016, the Company released its financial results for 2015, including lower than anticipated bookings growth for 2015 and a lower range of projected bookings growth for 2016. On February 10, 2016, the closing price of the Company Common Stock on the NYSE was $28.05 per share.

On March 17, 2016, during a telephone call between the Chief Executive Officer of Party X and Mr. Ebling regarding an upcoming customer conference, the Chief Executive Officer of Party X indicated that Party X would be interested in re-engaging in discussions concerning a potential business combination.

On March 25, 2016, at a telephonic meeting of the Company Board, the directors considered how the Company should respond to the recent expression of interest from Party X. The directors reviewed a preliminary updated subscription revenue plan of the Company from 2016 to 2020, showing subscription revenue lower than reflected in the Company’s previous internal five-year forecast reviewed by the Company Board at its meeting on December 24, 2015. The lower five-year forecast was attributable largely to concerns regarding slower than previously anticipated growth rates for new customer bookings and comparable customer gross merchandise value, as well as concerns regarding the ability of the Company to retain larger accounts and the effect that the loss of larger accounts could have on future business. Representatives of WilmerHale reviewed for the directors their fiduciary responsibilities in considering and responding to any acquisition approach by Party X. Representatives of Goldman Sachs presented a preliminary analysis of the Company’s stock price performance and precedent transactions and discussed potential next steps. The directors authorized management to seek to obtain from Party X a better understanding of Party X’s current valuation of the Company. The Company Board also authorized management to formally engage Goldman Sachs as the Company’s financial advisor.

On March 28, 2016, the Company formally engaged Goldman Sachs as its financial advisor to assist the Company in connection with the sale of all or a portion of the Company.

On March 30, 2016, Mr. Ebling telephoned the Chief Executive Officer of Party X and informed him that in order to assess whether the Company would be interested in commencing discussions regarding a potential business combination, the Company would need a better understanding of Party X’s valuation of the Company. The Chief Executive Officer of Party X requested an update on the Company’s business and financial results.

On April 1, 2016, a meeting took place between members of senior management of Party X and members of senior management of the Company, including Mr. Jeffrey G. Barnett, the Company’s Executive Vice President and Chief Operating Officer, at which the Company provided Party X with an update on the Company’s business.

On April 11, 2016, a telephone call took place between members of senior management of Party X and members of senior management of the Company, including Mr. Timothy M. Adams, the Company’s Executive Vice President and Chief Financial Officer, at which the Company provided Party X with an update on the Company’s financial results.

On April 15, 2016, Party X submitted to the Company a written non-binding proposal expiring on April 19, 2016 to acquire the Company at a price of $55 per share, in cash, together with a request for 28 days of exclusivity. On April 15, 2016, the closing price of the Company Common Stock on the NYSE was $41.44 per share.

On April 16, 2016, Mr. Ebling sent an email to the Chief Executive Officer of Party X requesting additional time to respond to the Party X proposal, and the Chief Executive Officer of Party X responded by extending the deadline to April 22, 2016.

On April l7, 2016, at a meeting of the Company Board, the directors reviewed and approved an updated five-year financial plan of the Company, which was consistent with the updated subscription revenue plan presented by management at the March 25th meeting of the Company Board. The Company Board also instructed management to prepare a 15-year financial forecast based on assumed growth rates discussed with and approved by the directors to enable Goldman Sachs to prepare a discounted cash flow analysis of the Company. The directors determined to defer consideration of the Party X acquisition proposal until Goldman Sachs had additional time to prepare preliminary financial analyses of the Company.

On April 20, 2016, at a telephonic meeting of the Company Board, the directors reviewed preliminary financial analyses prepared by Goldman Sachs regarding the key economic terms of the proposal from Party X. Representatives of WilmerHale reviewed with the directors their fiduciary duties in considering a potential sale of the Company. It was the consensus of the directors that the Company should seek to determine whether Party X would increase its acquisition proposal. The directors also determined to convene another meeting of the board to consider and determine an appropriate response to Party X, whether to commence a process to explore the potential sale of the Company at this time and, if so, the manner in which such a process might be undertaken.

On April 22, 2016, Mr. Ebling called the Chief Executive Officer of Party X and requested that Party X submit a proposal with a higher price in order to continue discussions.

On May 6, 2016, Party X submitted to the Company a revised written non-binding proposal to acquire the Company for $56 per share, in cash, and a renewed request for a 28 day period of exclusivity.

On May 8, 2016, at a telephonic meeting of the Company Board, the directors reviewed the revised proposal from Party X. Representatives of Goldman Sachs presented a preliminary analysis of the key economic terms of the revised offer and a summary of its preliminary financial analyses regarding such revised proposal. A representative of WilmerHale then reviewed with the directors their fiduciary duties in considering a potential sale of the Company in an all cash transaction. The directors concluded that, to determine the highest reasonably available price for stockholders, the Company should actively solicit other prospective buyers regarding a potential acquisition of the Company and should not grant exclusivity to Party X at this time or at this price. The directors then reviewed with Goldman Sachs specific potential buyers that might have interest in acquiring the Company and the resources to do so. The directors determined not to approach any potential financial buyers based on an assessment that they would not be reasonably likely to pay as high a price as a strategic buyer. The directors identified ten other companies to approach regarding their potential interest of the Company.

On May 9, 2016, Mr. Ebling called the Chief Executive Officer of Party X and informed him of the Company Board’s determination to continue discussions with Party X but on a non-exclusive basis. Mr. Ebling also communicated that the Company believed that additional due diligence by Party X regarding the Company would enable it to offer an increased price. The Chief Executive Officer of Party X responded that Party X would be prepared to commence its due diligence review quickly.

Between May 9 and May 19, 2016, representatives of Goldman Sachs contacted ten strategic parties to solicit their potential interest in acquiring the Company. Of these ten parties: one of them, Parent, expressed interest; seven declined to pursue discussions; and two did not formally decline but did not engage in any discussions despite invitations extended by Goldman Sachs to do so.

On May 10, 2016, at a telephone meeting of the Company Board, Mr. Ebling reported on his discussion with the Chief Executive Officer of Party X on May 9. The directors determined to proceed with permitting Party X to commence its due diligence review while Goldman Sachs continued to reach out to the previously identified list of prospective buyers.

On May 10, 2016, a member of management of Parent responded to representatives of Goldman Sachs that Parent would be interested in commencing discussions with the Company regarding a potential acquisition.

On May 13, 2016, both Parent and Party X signed confidentiality agreements with the Company, including a one-year standstill agreement. Each of the standstill agreements expired upon public announcement of a business combination by the Company.

On May 13, 2016, the Company provided Party X with access to the electronic data room of the Company for due diligence. The due diligence continued through May 28, 2016.

On May 16, 2016, members of senior management of the Company and representatives of Goldman Sachs met with members of senior management of Parent and representatives of its financial advisor, Bank of America Merrill Lynch (“BofA Merrill Lynch”), to discuss the Company’s business, products, customers, strategy and financial results.

On May 17, 2016, the Chief Executive Officer of Party X called Mr. Ebling and again requested a period of exclusivity. Mr. Ebling responded that the Company would not be willing to grant exclusivity at this time.

On May 18 and 19, 2016, representatives of Party X and its financial advisor met with representatives of the Company and Goldman Sachs to conduct an extensive due diligence review of the Company.

On May 18, 2016, at a telephonic meeting of the Company Board, management and representatives of Goldman Sachs provided an update on the status of discussions and diligence with Parent and Party X and the status of its outreach to other potentially interested parties.

On May 20, 2016, the Chief Executive Officer of Parent called Mr. Ebling to inform him that Parent would be submitting a proposal to acquire the Company. Later on May 20, 2016, Parent submitted to the Company a written non-binding proposal to acquire the Company for $62 per share, in cash, together with a request for a 14-day period of exclusivity. Parent indicated that it would be prepared to move quickly to work toward announcing a transaction by May 31, 2016.

On May 21, 2016, at a telephonic meeting of the Company Board, the directors reviewed the $62 proposal from Parent and its request for a 14-day period of exclusivity. Representatives of Goldman Sachs presented a summary of the most recent proposals by Party X and Parent. The directors discussed with Goldman Sachs the financial resources of each party, and the Company Board concluded that both parties would have the resources necessary to finance their acquisition proposals. After reviewing the two proposals, and the absence of interest from the other potential buyers contacted by Goldman Sachs, the directors concluded that exclusivity would not be granted to either party at this time, but that the Company should continue to respond to the due diligence requests of both Party X and Parent. The directors determined that the Company should deliver to both Parent and Party X a proposed merger agreement for a two-step, cash tender offer followed by a merger and indicate to both Parent and Party X that they should submit revised bids, together with a markup of the draft merger agreement, by the end of the week. Representatives of WilmerHale reviewed with the directors the major terms and conditions to be included in the draft merger agreement, and in particular, the provisions relating to the board’s ability to respond to an unsolicited acquisition proposal after signing, the limited conditions to closing, the amount of the proposed breakup fee payable by the Company in such event (the “breakup fee”), and the proposed acceleration of all outstanding employee equity awards in order to incent employees to remain with the Company through the closing. The directors also discussed the need to implement a retention program in order to retain key employees who would be necessary to consummate any acquisition and it was determined to defer any discussion of a retention program until the prospective buyers had responded to the draft merger agreement.

Later on May 21 and on the morning of May 22, 2016, Goldman Sachs informed the financial advisors of Party X and Parent, respectively, that each party should submit a markup of the draft merger agreement and their revised bids by the end of Friday, May 27, 2016. Goldman Sachs also informed both parties that WilmerHale would be available throughout the week to discuss the merger agreement.

On May 22, 2016, the Company provided Parent with access to the electronic data room of the Company in order for Parent to begin conducting a preliminary due diligence review. The due diligence continued through May 31, 2016.

On May 22, 2016, at the instruction of the Company, Goldman Sachs sent the draft merger agreement to representatives of both Party X and Parent.

On May 23, 2016, the Chief Executive Officer of Party X called Mr. Ebling to discuss the timeline for the bid process.

On May 24, 2016, a member of management of Party X called Mr. Ebling to confirm the interest of Party X in continuing its diligence and to request that representatives of Party X meet with certain members of management of the Company, including Mr. Ebling and Mr. Barnett, individually, later in the week to discuss the Company’s organization. Mr. Ebling agreed to such meetings after being informed by Party X that such interviews were important to its valuation of the Company.

On May 24 and 25, 2016, representatives of Parent and BofA Merrill Lynch met with representatives of the Company and Goldman Sachs to conduct due diligence of the Company.

On May 25, 2016, representatives of WilmerHale and legal counsel to Party X reviewed and approved written guidelines for the diligence meetings to take place between representatives of Party X and key members of management of the Company. The guidelines included prohibitions against any discussion of compensation and any discussion of the specific roles, responsibilities or positions of any of those key employees after any acquisition by Party X.

On May 25, 2016, Shearman & Sterling LLP (“Shearman & Sterling”), legal counsel to Parent, delivered to WilmerHale a markup of the draft merger agreement, and during the period from May 25 to May 31, 2016, such legal counsels engaged in negotiations concerning the terms of the merger agreement. The draft merger agreement proposed by Parent did not reflect any acceleration of outstanding employee equity awards except as required by the terms of existing change in control agreements and provided for a breakup fee of 4% of the equity value of the Company.

On May 26, 2016, representatives of Party X met with eight key members of management of the Company as part of Party X’s continued due diligence of the Company. At each of the meetings, in accordance with the agreed-upon guidelines for the conduct of the meetings, Ms. Kathleen Patton, the general counsel of the Company, was in attendance to make sure that the guidelines were followed.

On May 27, 2016, the financial advisor to Party X communicated to Goldman Sachs Party X’s revised offer of $63 per share, in cash, together with a request for exclusivity, and legal counsel to Party X sent a markup of the draft merger agreement to WilmerHale, accompanied by a draft 14-day exclusivity letter. The draft merger agreement proposed by Party X did not reflect any acceleration of outstanding employee equity awards except as required by the terms of existing change in control agreements and provided for a breakup fee of 3.5% of the equity value of the Company.

Also on May 27, 2016, BofA Merrill Lynch, at the direction of Parent, communicated to Goldman Sachs a revised offer of Parent to acquire the Company for $70 per share, in cash, and Parent sent to the Company a revised non-binding written proposal containing such offer, together with a request for exclusivity until May 31, 2016. Parent’s proposal included an offer to allow the Company to elect that the acquisition consideration be paid part in cash and part in the form of shares of Parent Common Stock.

On May 27, 2016, the Chief Executive Officer of Parent called Mr. Ebling and communicated his strong interest in acquiring the Company.

At noon on May 28, 2016, at a telephonic meeting of the Company Board, the directors met with representatives of Goldman Sachs and WilmerHale to review the two proposals received the previous day. Representatives of Goldman Sachs reviewed the key economic terms of the two proposals, including Parent’s willingness to pay half of the acquisition consideration in the form of Parent Common Stock. With respect to the potential inclusion of common stock of Parent as part of the consideration, the directors concluded, after taking into account the fact that Parent’s common stock was currently trading near its 52-week high and at a premium to the sector based on multiple of its next 12-months revenue, and also taking into account the fact that additional diligence and time would be required to evaluate fully the stock component, the directors determined that the Company should continue to pursue an all cash transaction with both parties. Representatives of Goldman Sachs reviewed with the directors the process undertaken to contact other potential buyers, including the continued absence of positive responses from any of the other potential buyers contacted. A representative of WilmerHale then reviewed a comparison of the principal terms of the draft merger agreements proposed by each of Parent and Party X, as well as the status of discussions with legal counsel for each regarding the merger agreements, noting that while the negotiation of the merger agreement with Parent was closer to completion, there appeared to be no significant obstacles to completing negotiations with either party over the weekend if necessary.

At the meeting, the directors discussed the steps to be taken, in light of the most recent proposals from Parent and Party X, to achieve the highest price reasonably available for stockholders. The directors, with representatives of Goldman Sachs and WilmerHale, reviewed alternatives that might be followed to obtain the highest reasonably available price, including granting exclusivity as a means of obtaining additional value. In particular, the Company Board and its advisors discussed the possibility that Parent might be willing to increase its price, potentially by a few dollars per share, in exchange for exclusivity. The directors determined that representatives of Goldman Sachs should inform the financial advisor to Party X that it was not the high bidder and that the Company was prepared to pursue a transaction with another party. The directors also discussed possible scenarios that could ensue, including the possibility that Party X could respond by ceasing discussions or by raising the price of its proposal and the possibility that a grant of exclusivity to Parent would be the best way to achieve the highest available price for stockholders.

Later on May 28, 2016, representatives of Goldman Sachs communicated to the financial advisor to Party X that it was not the high bidder and the Company was therefore prepared to pursue a transaction with a third party. The financial advisor to Party X requested a short period of time to provide a response, and subsequently responded by proposing an increase in the offer of Party X to $70.25 per share and stating that the increase was conveyed with the intention of bringing the transaction to a conclusion. The financial advisor also reiterated a request for exclusivity and communicated that a response from the Company to the increased offer would be required within an hour.

Following the response from Party X, representatives of Goldman Sachs convened a conference call with Mr. Ebling, Mr. Schlesinger, the Lead Director of the Company, and a representative of WilmerHale to discuss the next steps that should be taken to achieve the highest reasonably available price. Representatives of Goldman Sachs summarized the increased offer from Party X and the discussion with its financial advisor. Consistent with the discussion at the noon meeting of the Company Board, representatives of Goldman Sachs and Messrs. Ebling and Schlesinger then discussed the amount by which Parent should be requested to increase its offer in exchange for exclusivity, and, after discussion, Messrs. Ebling and Schlesinger determined to offer $75.00 per share as the price required for exclusivity. In making that determination, Messrs. Ebling and Schlesinger and Goldman Sachs discussed whether it was likely that Party X would reach that price and also the possibility that another round of bidding could result in a lower price. Messrs. Ebling and Schlesinger instructed representatives of Goldman Sachs to communicate to BofA Merrill Lynch that Parent was not currently the highest bidder but that the Company would be willing to grant the exclusivity requested by Parent if Parent would increase its proposal to $75.00 per share, in cash, and if Parent were not willing to increase its proposal to $75.00 per share in cash, Goldman Sachs would invite one last round of bidding from both parties later that evening. Goldman Sachs so communicated to Parent and indicated that a response was needed as soon as possible.

Parent subsequently responded to Goldman Sachs that Parent would be willing to increase its offer price to $75.00 per share, in cash, provided that the Company would be willing to grant exclusivity to Parent until 5 p.m., Pacific Time, on May 31, 2016. After discussion with Mr. Ebling, a representative of Goldman Sachs responded to Parent that the grant of exclusivity to 5 p.m., Pacific Time, on May 31st would be acceptable.

Goldman Sachs then contacted Party X’s financial advisor to communicate that the Company was moving forward with another party and that the Company and the other party were in the process of entering into exclusivity.

Later on May 28, 2016, WilmerHale negotiated the specific terms of the exclusivity letter agreement with Shearman & Sterling, and Parent submitted a revised written non-binding offer to acquire the Company for $75.00 per share, in cash.

At 6:30 p.m. on May 28, 2016, the Company Board convened by telephone to review the revised offer from Parent. Representatives of Goldman Sachs provided an update regarding the discussions that had taken place earlier in the day with representatives of both Parent and Party X. A representative of WilmerHale reviewed for the directors the terms of the exclusivity letter proposed to be signed with Parent. After reviewing the process followed to date and, in particular, the grant of exclusivity in exchange for an increase in the price proposed by Parent to $75.00 per share in cash, the directors unanimously determined that the Company should proceed to execute the proposed exclusivity letter with Parent and seek to negotiate the final terms of an acceptable merger agreement with Parent for the sale of the Company at a price of $75.00 per share in cash.

Later on May 28, 2016, the Company and Parent signed the exclusivity letter agreement providing for exclusivity until 5:00 p.m., Pacific Time, on May 31, 2016.

From May 28 to May 31, 2016, representatives of WilmerHale and Shearman & Sterling continued to negotiate the terms of the definitive merger agreement, including, among other things, the ability of the Company to establish a retention pool of up to $5 million in cash for employees who are not officers of the Company, and a breakup fee of $107 million (approximately 3.5% of the equity value of the Company) payable in the event the Company were to terminate the merger agreement to accept an unsolicited superior proposal and in certain other circumstances.

On May 31, 2016, at a telephonic meeting of the Company Board, representatives of Goldman Sachs reviewed with the Company Board Goldman Sachs’ financial analyses of the $75.00 per share of Company Common Stock to be paid by Parent pursuant to the Merger Agreement. See “Background and Reasons for the Company Board’s Recommendation—Opinion of the Company’s Financial Advisor.” Representatives of WilmerHale reviewed the fiduciary duties of the Company Board regarding their consideration and approval of the Merger Agreement. Representatives of WilmerHale also reviewed the terms of the Merger Agreement. At the meeting, Goldman Sachs rendered to the Company Board its oral opinion, subsequently confirmed by delivery of its written opinion, that, as of the date of its opinion and based on and subject to the factors and assumptions set forth in its opinion, the $75.00 in cash per share of Company Common Stock to be paid to the holders of shares of Company Common Stock was fair from a financial point of view to such holders. After discussing the final terms of the Merger Agreement and the proposed transaction with Parent, the Company Board unanimously approved the Merger Agreement and recommended that stockholders of the Company tender their shares of Company Common Stock to Parent pursuant to the Offer to be conducted in accordance with the Merger Agreement.

At approximately 4:15 p.m., Pacific Time, on May 31, 2016, Parent, Purchaser and the Company executed and delivered the Merger Agreement, and on June 1, 2016, Parent and the Company issued a joint press release announcing the transaction.

Reasons for the Recommendation of the Company Board

In considering its decision to approve the Merger Agreement and to authorize and approve the Transaction, and, subject to the terms and conditions of the Merger Agreement, to recommend that stockholders tender their shares of Company Common Stock pursuant to the Offer, the Company Board consulted with our management, as well as our legal and financial advisors, and considered the terms of the proposed Merger Agreement, the Offer and the Merger and the other transactions set forth in the Merger Agreement, as well as the sale process described in the section entitled “Background of the Transaction.”

The Company Board considered a number of positive factors in its deliberation, including the following (which factors are not necessarily presented in order of relative importance):

•	Best Alternative for Maximizing Stockholder Value. Its belief that receipt of the acquisition consideration of $75.00 per share in cash was more favorable to the Company’s stockholders than the potential value that might result from other potential transactions or remaining independent. This decision was based on, among other things, the Company Board’s assessment of:

•	the Company’s historical operating and financial performance, its competitive position and its future prospects;

•	the advantages of entering into the Merger Agreement in comparison with the risks of remaining independent, including risks related to achieving the Company’s financial projections as a standalone company; the risks inherent in the Company’s industry; concerns as to the Company’s ability to retain larger customers due in part to the Company’s relatively small size compared to some of its competitors; risks associated with the development and market acceptance of its products under development, including DemandwareStore; the risk of increased competitive pressure; the expected decline in the Company’s revenue growth rate as it matures; the economy and capital markets as a whole, and the various additional risks and uncertainties that are described in the Company’s most recent annual report on From 10-K filed with the SEC;

•	the Company Board’s belief that it had negotiated the highest price per share for the Company Common Stock that Parent was willing to pay; and

•	the Company Board’s belief that the process conducted by the Company had resulted in the highest price reasonably available to the stockholders of the Company.

•	Attractive Value. The Company Board concluded that the consideration of $75.00 per share represented an attractive valuation for the Company and an opportunity for the Company’s stockholders to receive a significant premium over the market price of the Company Common Stock. The Company Board reviewed the historical market prices, volatility and trading information with respect to the Company’s Common Stock, and the active sale process undertaken by the Company, including:

•	the fact that the proposed consideration of $75.00 per share represents a premium of (i) 68% compared to $44.66, the volume weighted average price of the Company Common Stock for the 30-day period ended May 27, 2016, the second to last trading date prior to the public announcement of the Transaction, (ii) 84% compared to $40.82, the Company’s volume weighted average price for the 90-day period ended May 27, 2016, (iii) 54% compared to $48.69, the Company’s volume weighted average price for the one-year period ended May 27, 2016, and (iv) 62% compared to the closing price of Company Common Stock of $46.38 per share on May 27, 2016;

•	the fact that the Company’s financial advisor, at the Company Board’s instruction, contacted 11 prospective buyers regarding a potential acquisition (including the party that initially submitted a proposal to acquire the Company), and of these 11 prospective buyers, only two parties (Parent and the party that initially submitted a proposal to acquire the Company) expressed interest; and

•	the unlikelihood of a transaction proposal at a higher value than the cash price to be paid by Parent, in light of the fact that the Company actively solicited increases in the initial and subsequent offers made by Parent and the one other party that had expressed interest in acquiring the Company.

•	Greater Certainty of Value. The proposed consideration consists solely of cash, which provides immediate liquidity and certainty of value to our stockholders compared to any transaction in which stockholders would receive shares of an acquirer’s stock. The receipt of cash consideration also eliminates for our stockholders the risk of the continued execution of our business on a stand-alone basis. The Company Board also considered the likelihood that the closing of the Transaction can occur promptly, likely in the third quarter of 2016.

•	Likelihood of Completion. The likelihood that the Transaction will be consummated, particularly in view of the terms of the Merger Agreement and the closing conditions. In that regard, the Company Board noted:

•	that Parent’s obligation to complete the Offer and the Merger is not subject to any financing-related condition;

•	the limited number of conditions to the Offer and the Merger; and

•	the relative likelihood of obtaining required regulatory approvals.

•	Receipt of Opinion from Goldman Sachs. Goldman Sachs rendered its opinion dated May 31, 2016, to the Company Board that, as of the date of such opinion and based upon and subject to the factors and assumptions set forth in the opinion, the $75.00 in cash per share of Company Common Stock to be paid to the holders of shares of Company Common Stock pursuant to the Merger Agreement was fair from a financial point of view to such holders (as more fully described below under the heading “Background and Reasons for the Company Board’s Recommendation—Opinion of the Company’s Financial Advisor”). The full text of Goldman Sachs’ fairness opinion, dated May 31, 2016, is attached to this Schedule 14D-9 as Annex I.

•	Terms of Merger Agreement. The terms and conditions of the Merger Agreement, including the Company’s ability to consider and respond to, under certain circumstances specified in the Merger Agreement, an unsolicited written Acquisition Proposal (as more fully described under the heading “The Transaction Documents—Nonsolicitation Obligation” in Section 13 of the Offer to Purchase), and the Company Board’s right, after complying with the terms of the Merger Agreement, to terminate the Merger Agreement in order to enter into an agreement with respect to a Superior Proposal (as more fully described under the heading “The Transaction Documents—Termination Prior to Acceptance Time” in Section 13 of the Offer to Purchase), subject to certain match rights in favor of Parent and upon payment of a termination fee to Parent of $107,000,000 (approximately 3.5% of the equity value).

•	The closing of the Offer would be subject to tenders of shares by holders of a majority of the outstanding shares of Company Common Stock.

•	The Company Board’s view that the Merger Agreement was the product of arm’s-length negotiations and contained customary terms and conditions.

The Company Board also considered potential drawbacks and risks relating to the Transaction, including the following (which drawbacks and risks are not necessarily presented in order of relative importance):

•	The Company will no longer exist as an independent company, and accordingly, Company stockholders will no longer participate in any future growth the Company may have or any potential future increase in its value.

•	There can be no assurance that all conditions to the parties’ obligations to complete the Offer and the Merger will be satisfied, and as a result, it is possible that the Offer and the Merger may not be completed. If the Offer and Merger are not completed, (i) the Company will have incurred significant risk and transaction and opportunity costs, including the possibility of disruption to our operations, diversion of management and employee attention, employee attrition and a potentially negative effect on our business and customer relationships, (ii) the trading price of shares of Company Common Stock would likely be adversely affected and (iii) the market’s perceptions of the Company’s prospects could be adversely affected.

•	The Company’s management’s focus and resources may become diverted from other important business opportunities and operational matters while working to implement the Offer and Merger, which could adversely affect the Company’s business.

•	There is a risk of litigation arising in respect of the Merger Agreement or the transactions contemplated by the Merger Agreement.

•	The Merger will be a taxable transaction to the Company’s stockholders that are U.S. holders (as defined in Section 5 of the Offer to Purchase “Material U.S. Federal Income Tax Consequences”) for U.S. federal income tax purposes and, therefore, such stockholders generally will be required to pay U.S. federal income tax on any gains they recognize as a result of the Offer and Merger.

•	That the terms of the Merger Agreement prohibit the Company and its representatives from soliciting third party bids, which terms could reduce the likelihood that other potential acquirers would propose an alternative transaction that may be more advantageous to our stockholders.

•	The possibility that if the Merger Agreement is terminated under certain specified circumstances, the Company may be required to pay Parent a termination fee of $107,000,000, as more fully described under the heading “The Transaction Documents—Termination Fees” in Section 13 of the Offer to Purchase.

The Company Board also considered that certain of our directors and officers may have conflicts of interest in connection with the Offer and Merger, as they may receive certain benefits that are different from, or in addition to, those of our other stockholders. The Company Board also took into account that one of its directors, Linda Crawford, was previously an officer of Parent from November 2006 to June 2015 and currently owns approximately 10,000 shares of Parent Common Stock. See the section entitled “Arrangements with Current Executive Officers and Directors of the Company—Other Director Information.”

After taking into account all of the factors set forth above, as well as others, the Company Board unanimously agreed that the benefits of the Offer and Merger outweighed the drawbacks and risks and determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and Merger, are fair to, and in the best interests of, the Company and its stockholders, approved the Merger Agreement, and authorized and approved the Merger upon the terms and conditions set forth in the Merger Agreement and recommended that stockholders tender shares pursuant to the Offer.

The foregoing discussion is not intended to be an exhaustive list of the information and factors considered by the Company Board in its consideration of the Offer and Merger, but is merely a summary of the material positive factors and material drawbacks and risks considered by the Company Board in that regard. In view of the number and variety of factors and the amount of information considered, the Company Board did not find it practicable to, and did not make specific assessments of, quantify or otherwise assign relative weights to, the specific factors considered in reaching its determination. In addition, the Company Board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and individual members of the Company Board may have given different weights to different factors. The Company Board made its recommendation based on the totality of information presented to, and the investigation conducted by, the Company Board.

Opinion of the Company’s Financial Advisor

Goldman Sachs rendered its opinion to the Company Board that, as of May 31, 2016, and based upon and subject to the factors and assumptions set forth therein, the $75.00 in cash per Share to be paid to the holders of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated May 31, 2016, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex I. Goldman Sachs provided its opinion for the information and assistance of the Company Board in connection with its consideration of the Transaction contemplated by the Merger Agreement. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer, or how any holder of Shares should vote with respect to the Merger (in the event that Section 251(h) of the DGCL is inapplicable to the Transaction), or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of the Company for the four fiscal years ended December 31, 2015;

•	the Company’s Registration Statement on Form S-1, including the prospectus contained therein dated March 14, 2012 relating to the Company’s initial public offering;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain other communications from the Company to its stockholders;

•	certain publicly available research analyst reports for the Company; and

•	certain internal financial analyses and forecasts for the Company prepared by its management, including estimates of the Company’s net operating losses prepared by the management of the Company, as approved for our use by the Company (the “Forecasts”).

Goldman Sachs also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the software industry and in other industries; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering the opinion described above, Goldman Sachs, with the consent of the Company Board, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with the consent of the Company Board that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries, nor was any evaluation or appraisal of the assets or liabilities of the Company or any of its subsidiaries furnished to Goldman Sachs. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to its analysis. Goldman Sachs also assumed that the Transaction will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view, as of the date of the opinion, to the holders of

Shares, of the $75.00 in cash per Share to be paid to such holders pursuant to the Merger Agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the Merger Agreement or the Transaction or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Transaction, including, without limitation, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the $75.00 in cash per Share to be paid to the holders of Shares pursuant to the Merger Agreement or otherwise. Goldman Sachs’ opinion does not express any opinion as to the impact of the Transaction on the solvency or viability of the Company or Parent or the ability of the Company or Parent to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary market and other conditions, as in effect on, and the information made available to it as of, the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Company Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before May 27, 2016 and is not necessarily indicative of current market conditions.

Illustrative Discounted Cash Flow Analysis

Goldman Sachs performed an illustrative discounted cash flow analysis on the Company using the Forecasts. Using illustrative discount rates ranging from 15.0% to 17.0%, which reflected estimates of the Company’s weighted average cost of capital, Goldman Sachs derived an illustrative range of implied enterprise values for the Company by discounting to March 31, 2016 (i) estimates of the unlevered free cash flows for the Company for the last three quarters of the fiscal year 2016 and the full fiscal years 2017 through 2030, and (ii) illustrative terminal values for the Company in the year 2030 derived by applying illustrative perpetuity growth rates, ranging from 2.5% to 4.5%, to a terminal year estimate of the unlevered free cash flows to be generated by the Company, as reflected in the Forecasts. Goldman Sachs calculated implied equity values per Share of the Company by subtracting the value of the Company’s net debt as publicly reported by Company management for the quarter ended March 31, 2016, dividing the result by the number of fully-diluted outstanding Shares as provided by Company management, and adding the estimated net present value of the Company’s net operating losses. The estimated value of the Company’s net operating losses per share were determined by calculating the illustrative unlevered free cash flow impact of the Company’s net operating losses on the taxes paid each year for the last three quarters of the fiscal year 2016 and the full fiscal years 2017 through 2030. The resulting unlevered free cash flow impact was discounted to March 31, 2016 at the Company’s estimated cost of equity of 16.2%. The illustrative discounted cash flow analysis resulted in illustrative per Share value indications ranging from $36.62 to $48.82.

Illustrative Present Value of Future Share Price Analysis

Goldman Sachs performed an illustrative analysis of the implied present value of the future price per Share, which is designed to provide an indication of the present value of the theoretical future value of a company’s equity as a function of such company’s estimated future revenue and its assumed enterprise value to future revenue multiple. For this analysis, Goldman Sachs calculated the illustrative value of the Company’s future price per Share in each of the fiscal years 2017 to 2019, using the Forecasts for each of the fiscal years 2018 to 2020. Goldman Sachs first calculated the implied enterprise values at year-end for each of the fiscal years 2017 to 2019 based on the Company’s one-year forward revenue information (e.g. the Company’s forecasted revenue for each of the fiscal years 2018 to 2020) by applying one-year forward enterprise value to revenue multiples of 4.5x to 5.5x. Goldman Sachs selected this range of multiples based on the current and historical NTM trading of comparable companies in the sector. Goldman Sachs then calculated implied equity values per Share by subtracting the Company’s Forecasts for net debt at year-end and dividing by the Company’s Forecasts for diluted Shares outstanding for each of the fiscal years 2017 to 2019. Goldman Sachs then discounted the implied year-end 2017 to 2019 values back to March 31, 2016, using an illustrative discount rate of 17.9%, reflecting an estimate of the Company’s cost of equity plus 1.74% size premium adjustment. This analysis resulted in illustrative per Share value indications ranging from $47.56 to $63.30.

Selected Transactions Analysis

Goldman Sachs analyzed certain information relating to the following selected transactions involving public target companies in the Software-as-a-Service industry since September 2009 (the “SaaS Transactions”):

Announcement Date	Acquiror	Target
May 2, 2016	Oracle Corporation	Opower, Inc.

April 28, 2016	Oracle Corporation	Textura Corporation

April 18, 2016	Vista Equity Partners	Cvent, Inc.

May 27, 2015	Envestnet, Inc.	Yodlee, Inc.

May 27, 2015	CA, Inc.	Rally Software Development Corp.

September 18, 2014	SAP America, Inc.	Concur Technologies, Inc.

December 20, 2013	Oracle Corporation	Responsys, Inc.

September 30, 2013	Vista Equity Partners	The Active Network, Inc.

June 4, 2013	Salesforce.com., inc.	ExactTarget, Inc.

May 8, 2013	Trulia, Inc.	Market Leader, Inc.

December 20, 2012	Oracle Corporation	Eloqua, Inc.

August 27, 2012	International Business Machines Corporation	Kenexa Corporation

May 22, 2012	SAP America, Inc.	Ariba, Inc.

February 9, 2012	Oracle Corporation	Taleo Corporation

December 8, 2011	International Business Machines Corporation	DemandTec, Inc.

December 3, 2011	SAP America, Inc.	SuccessFactors, Inc.

October 24, 2011	Oracle Corporation	RightNow Technologies, Inc.

August 13, 2010	International Business Machines Corporation	Unica Corporation

September 15, 2009	Adobe Systems Incorporated	Omniture, Inc.

For each of the SaaS Transactions, Goldman Sachs calculated and compared, based on information from SEC filings, Capital IQ and news reports, the total enterprise value as a multiple of the target company’s revenue.

Goldman Sachs applied illustrative enterprise value to revenue multiples of 6.6x (representing the average enterprise value to LTM revenue multiple for the SaaS Transactions) and 5.4x (representing the average enterprise value to next twelve months (“NTM”) revenue multiple for the SaaS Transactions) to the Company management’s estimate of LTM and NTM revenue, respectively, reflected in the Forecasts to derive an illustrative implied value range for the Shares of $46.59 to $51.28, with the median enterprise value to LTM revenue multiple of 6.8x indicating an illustrative implied value for the Shares of $47.84 and the median enterprise value to NTM revenue multiple of 5.2x indicating an illustrative implied value for the Shares of $49.58. While none of the companies that participated in the SaaS Transactions are directly comparable to the Company, the companies that participated in the SaaS Transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of the Company’s results, market size and product profile.

Selected Historical Premia Analysis

Goldman Sachs reviewed and analyzed the acquisition premia for (i) the SaaS Transactions and (ii) all announced all-cash transactions involving United States companies in the technology sector from January 1, 2009 to May 27, 2016 with transaction value (on an enterprise value basis) greater than $500 million (excluding (x) transactions with a premium in excess of 150% or with a discount of more than 50% and (y) transactions involving share buybacks and acquisitions of partial interest if the percentage of target shares owned by the acquiror after the transaction is below 50%) (the “$500M+ Transactions”). These transactions were selected due to their similar characteristics to the considered transaction based on size, geography and consideration. Announced premia were calculated relative to the target’s closing share price one day prior to the first public announcement of the applicable transaction in the SaaS transactions and one day prior to announcement of the applicable transaction in the technology sector transactions. The following table summarizes the results of this analysis:

SaaS Transactions Premia
High	120%
Average	40%
Median	31%
Low	18%

$500M+ Transactions Average Premia
2009	39%
2010	41%
2011	35%
2012	35%
2013	34%
2014	36%
2015	38%
2016 (through May 27, 2016)	41%
Median	37%

Based on the foregoing and other factors that Goldman Sachs considered appropriate, Goldman Sachs selected (i) an illustrative transaction premium range of 31% (representing the median of the SaaS Transactions) to 37% (representing the median of the $500M+ Transactions). Goldman Sachs applied the illustrative transaction premium range to the Company’s last undisturbed closing price of $46.38 as of May 27, 2016 to derive illustrative implied values for the Shares ranging from $60.76 to $63.54, with the average SaaS Transaction premium of 40% indicating an illustrative implied value for the Shares of $64.93.

Historical Trading Range Analysis

Goldman Sachs reviewed the historical trading prices for the Shares for the 52 weeks ended May 27, 2016. Goldman Sachs noted that during this time period, the closing trading price of the Shares ranged from a low of $26.47 to a high of $75.90.

Analyst Price Targets

Goldman Sachs reviewed the stock price targets for the Shares in 16 publicly available research analysts’ reports as of May 27, 2016. These price targets reflected each analyst’s estimate of the future public market trading price of the Shares. Goldman Sachs noted that the price targets for the Shares ranged from $43.00 to $60.00 per share with a median price target of $53.00. The price targets published by equity research analysts are subject to uncertainties, including the future financial performance of the Company and future financial market conditions.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the contemplated Transaction.

Goldman Sachs prepared these analyses for purposes of providing its opinion to the Company Board as to the fairness from a financial point of view, as of the date of the opinion, to the holders of Shares, of the $75.00 in cash per Share to be paid to such holders pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The consideration to be paid to the holders of Shares in the Transaction was determined through arm’s-length negotiations between the Company and Parent and was approved by the Company Board. Goldman Sachs provided advice to the Company during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration for the Transaction to the Company or the Company Board or that any specific amount of consideration for the Transaction constituted the only appropriate consideration for the Transaction.

As described above, Goldman Sachs’ opinion to the Company Board was one of many factors taken into consideration by the Company Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex I.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Parent, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the Transaction. Goldman Sachs has acted as financial advisor to the Company in connection with, and has participated in certain of the negotiations leading to, the Transaction. Goldman Sachs has provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time. Goldman Sachs has also provided certain financial advisory and/or underwriting services to Parent and/or its affiliates from time to time. During the two-year period ended May 28, 2016, the Investment Banking Division of Goldman Sachs has not performed any financial advisory and/or underwriting services for Parent or its affiliates for which the Investment Banking Division of Goldman Sachs has received compensation. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to the Company, Parent and their respective affiliates for which Goldman Sachs’ Investment Banking Division may receive compensation.

The Company selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction. Pursuant to a letter agreement dated March 28, 2016, the Company engaged Goldman Sachs to act as its financial advisor in connection with the possible sale of all or a portion of the Company. Pursuant to the terms of the engagement letter, the Company has agreed to pay Goldman Sachs a transaction fee of approximately $27 million, approximately $3 million of which became payable upon the execution of the Merger Agreement, and the remainder of which is payable upon consummation of the Transaction. In addition, the Company has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Certain Projected Financial Information.

Although the Company has publicly issued limited short-term guidance concerning certain aspects of its expected financial performance (including current quarter and fiscal year expected financial performance), the Company does not typically provide long-term forecasts or projections as to future performance, earnings or other results for extended periods due to, among other reasons, the inherent difficulty of accurately predicting future periods and the likelihood that the underlying assumptions and estimates may prove incorrect. While the Company prepares forecasts annually for internal budgeting and business planning purposes, such forecasts generally do not cover periods beyond the then current fiscal year and four subsequent fiscal years.

However, we have presented below certain financial projections under the heading “Company Projections” which were prepared by management of the Company in April 2016 to reflect its recent financial results and revised revenue growth outlook. These financial projections were not generated for external use and were made available to the Company Board and provided to, and approved for use by, Goldman Sachs, in connection with the evaluation of the transactions contemplated by the Merger Agreement. These financial projections, with respect to revenues and non-GAAP operating income, were also provided to Parent for its due diligence investigation of the Company.

Management of the Company also prepared in April 2016 certain financial projections presented below under the heading “Company Long-Term Forecasts” to enable Goldman Sachs to prepare a discounted cash flow analysis. These financial projections were not generated for external use and were made available to the Company Board and provided to, and approved for use by, Goldman Sachs, in connection with the evaluation of the transactions contemplated by the Merger Agreement. The Company Long-Term Forecasts assumed declining revenue growth rates, especially in the outer years, and enhanced operating margins based on assumptions as to the greater maturity of the market and the Company as well as the effects of growing from a much larger revenue base. We refer to all of these financial projections as the “Company Forecasts.”

The Company Forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles (“GAAP”). In addition, the Company Forecasts were not prepared with the assistance of, or reviewed, compiled or examined by, independent accountants. The Company Forecasts are prepared on a non-GAAP basis and do not comply with GAAP. The summary of the Company Forecasts is not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer, but instead because these financial projections were provided to Goldman Sachs and the Company Board to evaluate the transactions contemplated by the Merger Agreement. The Company Forecasts may differ from publicized analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.

The Company Forecasts were based on numerous variables and assumptions, including an assessment of prospects and risks related to estimated future revenues and other industry, market and product related factors, all of which are inherently uncertain and may be beyond the control of the Company’s management. Important factors that may affect actual results and result in the Company Forecasts not being achieved include, but are not limited to, risks and uncertainties pertaining to the Company’s business, including those risks and uncertainties detailed in the Company’s public periodic filings with the SEC. In addition, the Company Forecasts may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions upon which the Company Forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The Company Forecasts also reflect assumptions as to certain business decisions that are subject to change.

Accordingly, there can be no assurance that the Company Forecasts will be realized, and actual results may vary materially from those shown. The inclusion of the Company Forecasts in this Schedule 14D-9 should not be regarded as an indication that any of the Company, Parent or Purchaser or their respective affiliates, officers, directors, advisors or other representatives considered or consider the Company Forecasts necessarily predictive of actual future events, and the Company Forecasts should not be relied upon as such. None of the Company, Parent or Purchaser or their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ materially from the Company Forecasts, and the Company undertakes no obligation to update or otherwise revise or reconcile the Company Forecasts to reflect circumstances existing after the date they were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Company Forecasts are shown to be in error. None of the Company, or, to the knowledge of the Company, Parent or Purchaser, intends to make publicly available any update or other revisions to these financial projections. None of the Company or its respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of the Company compared to the information contained in the Company Forecasts or that projected results will be achieved. The Company has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning the Company Forecasts.

The estimates of unlevered free cash flow included in the Company Forecasts were calculated using GAAP and other measures which are derived from GAAP, but such estimates constitute non-GAAP financial measures within the meaning of applicable rules and regulations of the SEC. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies. The table below includes a reconciliation of the Company’s projections of non-GAAP unlevered free cash flow to the Company’s operating income.

In light of the foregoing factors and the uncertainties inherent in these projections, stockholders are cautioned not to place undue, if any, reliance on these projections.

Company Projections (in millions)

	2016	2017	2018	2019	2020
Total Revenue	$313	$399	$511	$653	$835
Non GAAP Operating Income	$19	$31	$60	$111	$180
Net Income	$(37)	$(24)	$—	$31	$79
Non-Cash Acquisition Related Costs	$18	$4	$5	$4	$2
Depreciation & Amortization	$12	$16	$19	$18	$20
Capital Expenditures	$(20)	$(20)	$(17)	$(20)	$(24)
Change in Working Capital	$2	$2	$2	$3	$4

Unlevered Free Cash Flow	$(26)	$(23)	$9	$37	$82

Company Long-Term Forecasts (in millions)

	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Total Revenue	$1,054	$1,304	$1,580	$1,872	$2,167	$2,454	$2,724	$2,969	$3,196	$3,384
Non GAAP Operating Income	$253	$339	$442	$543	$639	$736	$817	$891	$959	$1,015
Net Income	$123	$178	$242	$304	$362	$421	$469	$512	$550	$581
Non-Cash Acquisition Related Costs	$3	$—	$—	$—	$—	$—	$—	$—	$—	$—
Depreciation & Amortization	$24	$27	$29	$30	$31	$32	$32	$30	$28	$26
Capital Expenditures	$(30)	$(33)	$(29)	$(31)	$(31)	$(33)	$(32)	$(26)	$(24)	$(22)
Change in Working Capital	$5	$5	$6	$6	$6	$6	$6	$5	$5	$4
Other	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—

Unlevered Free Cash Flow	$124	$178	$248	$309	$369	$427	$475	$522	$559	$589

Net Operating Losses

Management of the Company also prepared estimates of the utilization of the Company’s net operating losses in future periods. These estimates reflected cash flows of $1 million, $20 million, $49 million and $27 million in 2018, 2019, 2020 and 2021, respectively.

Intent to Tender.

To the knowledge of the Company after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered, other than Mr. Ebling, who purchased Shares in open market transactions in March of 2016 pursuant to a Rule 10b5-1 plan, or allow to be converted into the Offer Price all Shares held of record or beneficially owned by such person or entity pursuant to the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

In connection with the services of Goldman Sachs as financial advisor to the Company, the Company has agreed to pay Goldman Sachs a transaction fee of approximately $27 million, approximately $3 million of which became payable upon the execution of the Merger Agreement, and the remainder of which is payable upon consummation of the Transaction. In addition, the Company has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Additional information pertaining to the retention of Goldman Sachs by the Company in Item 4 under the heading “Background and Reasons for the Company Board’s Recommendation—Opinion of the Company’s Financial Advisor” is hereby incorporated by reference in this Item 5.

Neither the Company, nor any person acting on its behalf, has employed, retained or agreed to compensate any other person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6. Interest in Securities of the Subject Company.

No transactions in the Shares have been effected during the past 60 days by the Company, or, to the Company’s knowledge after making reasonable inquiry, any of the directors, executive officers, subsidiaries or affiliates of the Company, except for the transactions set forth below.

Name of Person	Transaction Date	Number of Shares	Sale, Purchase or Exercise Price per Share (If Applicable)	Nature of Transaction
Kathleen B. Patton	April 21, 2016	1,657	$45.00	Sale of Shares per Rule 10b5-1 plan

Linda Crawford	May 18, 2016	4,704	—	Grant of Company Restricted Shares

Jill Granoff	May 18, 2016	3,528	—	Grant of Company Restricted Shares

Charles F. Kane	May 18, 2016	3,528	—	Grant of Company Restricted Shares

Jitendra Saxena	May 18, 2016	3,528	—	Grant of Company Restricted Shares

Leonard Schlesinger	May 18, 2016	3,528	—	Grant of Company Restricted Shares

Jitendra Saxena	June 1, 2016	4,366	$1.47	Exercise of options per Rule 10b5-1 plan

Jitendra Saxena	June 1, 2016	10,000	$74.754	Sale of Shares per Rule 10b5-1 plan

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company, and (b) there are no transactions, board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this paragraph.

Item 8. Additional Information.

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference, including, without limitation, the table under the heading “Golden Parachute Compensation.”

Stockholder Approval Not Required.

Section 251(h) of the DGCL provides that, as soon as practicable following consummation of a successful tender offer for the outstanding shares of voting stock of a corporation whose shares are listed on a national securities exchange, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class or series of stock of the acquired corporation that would otherwise be required to adopt a merger agreement providing for the merger of the acquired corporation, and each outstanding share of each class or series of stock of the acquired corporation subject to, but not tendered in, the tender offer is subsequently converted by virtue of such merger into, or into the right to receive, the same amount and kind of consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect such a merger without the vote of the stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. If the Merger is effected, (i) Company stockholders who do not tender their Shares in the Offer will be entitled to appraisal rights under Delaware law, provided that the relevant requirements under the DGCL have been satisfied, and (ii) Company stockholders who do not validly exercise appraisal rights under Delaware law will be entitled to receive the same cash consideration for their Shares as was payable in the Offer following the consummation of the Merger.

Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is consummated, and the Merger is thereafter effected, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) demand appraisal of their Shares in accordance with, and otherwise comply with, the applicable statutory procedures under Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, will be entitled to receive a judicial determination of the fair value of their Shares as of the Effective Time (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive, in lieu of the merger consideration described in the Merger Agreement (which is the same as the Offer Price), payment of such fair value in cash, together with interest, if any, to be paid upon the amount determined to be fair value, for their Shares.

The following discussion is a summary of the law pertaining to appraisal rights under the DGCL. The full text of Section 262 of the DGCL is attached to this statement as Annex II. All references in Section 262 of the DGCL to a “stockholder” and in this summary to a “stockholder” are to the record holder of Shares.

Under Section 262 of the DGCL, when a merger is approved pursuant to Section 251(h), then either a constituent corporation before the date of the merger or the surviving corporation within 10 days thereafter must notify each of its stockholders entitled to appraisal rights of the approval of the Merger and that appraisal rights are available and include in the notice a copy of Section 262 of the DGCL. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. This summary of appraisal rights is not a complete summary of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the text of Section 262 of the DGCL attached as Annex II. Any holder of Shares who wishes to exercise appraisal rights or who wishes to preserve the right to do so, should review the following discussion and Annex II carefully. Failure to comply with the procedures of Section 262 of the DGCL in a timely and proper manner will result in the loss of appraisal rights. If a stockholders loses his or her appraisal rights, he or she will be entitled to receive the merger consideration described in the Merger Agreement.

Stockholders wishing to exercise the right to seek an appraisal of their Shares must do ALL of the following:

•	the stockholder must deliver to the Company a written demand for appraisal by the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing is June 10, 2016);

•	the stockholder must not tender his, her or its Shares pursuant to the Offer; and

•	the stockholder must continuously be the holder of record of the Shares from the date of making the demand through the Effective Time.

Only a holder of record of Shares issued and outstanding immediately prior to the Effective Time may assert appraisal rights for the Shares registered in that holder’s name. A demand for appraisal must be executed by or on behalf of the stockholder of record. The demand should set forth, fully and correctly, the record stockholder’s name as it appears on the stock certificate(s) representing the Shares for which appraisal is demanded. The demand must reasonably inform the Company of the identity of the stockholder and state that the stockholder intends to demand appraisal of his, her or its Shares.

If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy and tenancy in common, the demand must be executed by or on behalf of all joint owners. An authorized agent, including two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners. A record holder, such as a broker who holds Shares as nominee for several beneficial owners, may exercise appraisal rights with respect to the Shares issued and outstanding immediately prior to the Effective Time held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners; in such case, however, the written demand should set forth the number of Shares issued and outstanding immediately prior to the Effective Time as to which appraisal is sought and where no number of Shares is expressly mentioned the demand will be presumed to cover all Shares which are held in the name of the record owner. STOCKHOLDERS WHO HOLD THEIR SHARES IN BROKERAGE ACCOUNTS OR OTHER NOMINEE FORMS, AND WHO WISH TO EXERCISE APPRAISAL RIGHTS, SHOULD CONSULT WITH THEIR BROKERS TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE NOMINEE HOLDER TO MAKE A DEMAND FOR APPRAISAL OF THOSE SHARES. A PERSON HAVING A BENEFICIAL INTEREST IN SHARES HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BROKER OR NOMINEE, MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW PROPERLY AND IN A TIMELY MANNER THE STEPS NECESSARY TO PERFECT APPRAISAL RIGHTS. IF A STOCKHOLDER HOLDS HIS, HER OR ITS SHARES THROUGH A BROKER WHO IN TURN HOLDS THE STOCKHOLDER’S SHARES THROUGH A CENTRAL SECURITIES DEPOSITORY NOMINEE SUCH AS CEDE & CO., A DEMAND FOR APPRAISAL OF SUCH SHARES MUST BE MADE BY OR ON BEHALF OF THE DEPOSITORY NOMINEE AND MUST IDENTIFY THE DEPOSITORY NOMINEE AS RECORD HOLDER.

A stockholder who elects to exercise appraisal rights under Section 262 of the DGCL should mail or deliver a written demand to:

DEMANDWARE, INC.

5 Wall Street

Burlington, Massachusetts 01803 Attention: Kathleen B. Patton, Corporate Secretary

If the Merger is consummated pursuant to Section 251(h) of the DGCL, within 10 days after the effective date of the Merger, the Surviving Corporation must send an additional notice of the effective date of the Merger to all of the Company’s stockholders who are entitled to appraisal rights and who have delivered a written demand for appraisal to the Company in accordance with Section 262 of the DGCL. Within 120 days after the Effective Time, either the Surviving Corporation or any stockholder who has complied with the requirements of Section 262 of the DGCL and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery, with a copy served upon the Surviving Corporation in the case of a petition filed by a stockholder, demanding a determination of the fair value of the Shares held by all dissenting stockholders. A person who is the beneficial owner of Shares held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file the petition described in the previous sentence. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so. If a petition for appraisal is not timely filed, all stockholders’ appraisal rights will cease.

Stockholders who desire to have their Shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any stockholder who has properly filed a written demand for appraisal and who has otherwise complied with the provisions of Section 262 of the DGCL may receive from the Surviving Corporation, upon written request, a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which the Surviving Corporation has received demands for appraisal, and the aggregate number of holders of those Shares. A person who is the beneficial owner of Shares held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, request from the Surviving Corporation the statement described in the previous sentence. The Surviving Corporation must mail this statement to the stockholder within the later of 10 days after receipt of the request or 10 days after expiration of the period for delivery of demands for appraisal.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the Surviving Corporation, the Surviving Corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to file in the office of the Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their Shares and with whom agreements as to the value of their Shares have not been reached by the Surviving Corporation. After notice of the time and place fixed for the hearing of such petition is given to stockholders who demanded appraisal of their Shares as may be required by the Delaware Court of Chancery, the Delaware Court of Chancery will conduct a hearing upon the petition to determine those stockholders who have complied with Section 262 and who have become entitled to an appraisal of their Shares.

The Delaware Court of Chancery may require the stockholders demanding appraisal who hold certificated Shares to submit their stock certificates to the court for notation of the pendency of the appraisal proceedings. If any stockholder fails to comply with the court’s direction, the court may dismiss the proceeding as to the stockholder.

The Delaware Court of Chancery will thereafter determine the fair value of the Shares held by stockholders who have complied with Section 262 of the DGCL, exclusive of any element of value arising from the accomplishment or expectation of the Merger, but together with the interest, if any, to be paid on the amount determined to be fair value. Such interest rate will accrue from the effective date of the Merger through the date of payment of the judgment, compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge), unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown.

In determining the fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” The Delaware Court of Chancery may determine the fair value of the Shares to be more than, less than or equal to the consideration that the stockholders would otherwise receive under the Merger Agreement, which is the same as the Offer Price. If no party files a petition for appraisal in a timely manner, then stockholders will lose the right to an appraisal, and will instead receive the merger consideration described in the Merger Agreement.

The Delaware Court of Chancery may determine the costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of experts) and those costs may be taxed upon the parties as the Delaware Court of Chancery determines to be equitable under the circumstances. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal.

The fair value of the Shares as determined under Section 262 of the DGCL could be greater than, the same as, or less than the merger consideration described in the Merger Agreement. An opinion of an investment banking firm as to the fairness, from a financial point of view, of the consideration payable in a merger is not an opinion as to, and does not in any manner address, fair value under Section 262 of the DGCL. Although the Company believes that the Offer Price (which is the same as the merger consideration payable in the Merger) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither of Parent or the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and each of Parent and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Any stockholder who has duly demanded an appraisal in compliance with Section 262 of the DGCL may not, after the Effective Time, vote the Shares subject to the demand for any purpose or receive any dividends or other distributions on those Shares, except dividends or other distributions payable to holders of record of Shares as of a record date prior to the Effective Time.

If no petition for appraisal is filed within 120 days after the Effective Time, or if a stockholder who has commenced an appraisal proceeding or joined that proceeding as a named party delivers a written withdrawal of the stockholder’s demand for appraisal and an acceptance of the terms offered in the Merger within 60 days after the Effective Time, then the right of the stockholder to appraisal will cease. Any attempt to withdraw a demand for appraisal more than 60 days after the Effective Time will require the Company’s written approval, and no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and may be conditioned on such terms as the Delaware Court of Chancery deems just; provided, however, that any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the consideration offered pursuant to the Merger Agreement within 60 days after the Effective Time. If the stockholder fails to perfect, successfully withdraws or loses the appraisal right, the stockholder’s Shares will be converted into the right to receive the merger consideration described in the Merger Agreement.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS. STOCKHOLDERS THAT LOSE THEIR RIGHT TO APPRAISAL WILL BE ENTITLED TO RECEIVE THE MERGER CONSIDERATION DESCRIBED IN THE MERGER AGREEMENT FOR THEIR SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF SECTION 262 OF THE DGCL, HOLDERS OF SHARES CONSIDERING EXERCISING THEIR APPRAISAL RIGHTS UNDER THE DGCL SHOULD CONSULT THEIR LEGAL ADVISOR.

Anti-Takeover Statutes.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares, but not excluding the outstanding voting stock owned by the interested stockholder); or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Company Board has approved the Merger Agreement and the transactions contemplated thereby, as described in this Schedule 14D-9 and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

Many other states also have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. In the event it is asserted that any such provisions apply to the Offer or the Merger, the Company may be required to take certain actions with respect to such provisions.

Germany Regulatory Approvals.

The acquisition of Shares pursuant to the Offer is also subject to the German Act against Restraints on Competition, and may be consummated only if the acquisition is approved by the German Federal Cartel Office (the “FCO”), either by written approval or by expiration of a one-month waiting period, unless the FCO notifies Parent within the one-month waiting period of the initiation of an in-depth investigation. Parent filed a notification on June 6, 2016 with respect to the Offer. The one-month waiting period is scheduled to expire on July 6, 2016. If the FCO initiates an in-depth investigation, the waiting period is extended for an additional three months, and the acquisition of Shares under the Offer may not be consummated until the acquisition is approved by the FCO, either by written approval or by expiration of the waiting period as so extended.

United States Regulatory Approvals.

Under the HSR Act and the rules promulgated thereunder, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination,” or (i) it may be restarted if the acquiring person voluntarily withdraws and re-files its Notification and Report Form, or (ii) it may be extended if the reviewing agency issues a request for additional information and documentary material, in which case the waiting period expires 10 days after the date when the acquiring person has substantially complied with such request. The purchase of Shares pursuant to the Offer is subject to such requirements. The Company and Parent each filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on June 8, 2016, and the required waiting period with respect to the Offer will expire at 11:59 P.M., New York City time, on June 23, 2016, unless earlier terminated by the FTC and the Antitrust Division or extended by a request for additional information and documentary material prior to that time. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable to enforce compliance with the antitrust laws, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent and/or the Company. Private parties and individual States of the United States may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than the foregoing filings under the HSR Act that would be required for Parent’s or Purchaser’s acquisition or ownership of the Shares.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, and any other subsequent quarter filed after the date hereof with the SEC.

Cautionary Note Regarding Forward-Looking Statements.

This document contains “forward-looking statements” relating to the acquisition of the Company by Parent. All statements other than historical facts included in this document, including, but not limited to, statements regarding the timing and the closing of the transaction, the financing for the transaction, the expected benefits of the transaction, prospective performance and future business plans, and any assumptions underlying any of the foregoing, are forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown, or unknown risks or uncertainties materialize, actual results could vary materially from the parties’ expectations and projections. Risks and uncertainties include, among other things: uncertainties regarding the timing of the closing of the transaction; uncertainties as to how many of the Company’s stockholders may tender their stock in the tender offer; the possibility that various closing conditions to the tender offer and merger transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the transaction; that there is a material adverse change to the Company; the outcome of any legal proceedings that may be instituted with respect to the transaction; that the integration of the Company’s business into Parent is not as successful as expected; the failure to realize anticipated synergies and cost savings; the failure of Parent to achieve the expected financial and commercial results from the transaction; other business effects, including effects of industry, economic or political conditions outside Parent’s or the Company’s control; transaction costs; actual or contingent liabilities; as well as other cautionary statements contained elsewhere herein and in Parent’s and the Company’s periodic and other reports filed with the SEC including the factors set forth in their most recent annual reports on Form 10-K and quarterly reports on Form 10-Q, and the Tender Offer Statement on Schedule TO and other offer documents to be filed by Parent. These forward-looking statements reflect the Company’s expectations as of the date of this report. The Company undertakes no obligation to update the information provided herein.

Item 9. Exhibits.

Exhibit Number	Description
(a)(1)	Offer to Purchase, dated June 10, 2016 (incorporated herein by reference to Exhibit (a)(1)(i) to the Schedule TO filed on June 10, 2016 by Parent and Purchaser (the “Schedule TO”)).

(a)(2)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(3)*	Opinion of Goldman, Sachs & Co., dated May 31, 2016 (included as Annex I to this Schedule 14D-9).

(a)(4)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(5)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(6)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(7)	Joint Press Release issued by Parent and the Company on June 1, 2016 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 1, 2016).

(a)(8)	Form of Summary Advertisement as published on June 10, 2016, in the Wall Street Journal (incorporated herein by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(a)(9)*	Letter to Stockholders of the Company, dated June 10, 2016, from Thomas D. Ebling, President and Chief Executive Officer of the Company.

(e)(1)	Agreement and Plan of Merger, dated as of May 31, 2016, by and among Parent, Purchaser and the Company (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 1, 2016).

(e)(2)	2004 Stock Option and Grant Plan, as amended (incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1 filed with the SEC on July 15, 2011).

(e)(3)	Form of Non-Qualified Stock Option Agreement under the 2004 Stock Option and Grant Plan (incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1 filed with the SEC on July 15, 2011).

(e)(4)	2012 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1 filed with the SEC on July 15, 2011).

(e)(5)	Forms of equity award agreements under 2012 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on April 28, 2016).

(e)(6)	Letter Agreement, dated February 11, 2010, between the Company and Thomas D. Ebling (incorporated herein by reference to Exhibit 10.8 to the Company’s Registration Statement on Form S-1/A filed with the SEC on August 25, 2011).

(e)(7)	Letter Agreement between the Company and Wayne R. Whitcomb related to Mr. Whitcomb’s services to the Company (incorporated herein by reference to Exhibit 10.13 to the Company’s Registration Statement on Form S-1/A filed with the SEC on August 25, 2011).

(e)(8)	Letter Agreements between the Company and Jeffrey G. Barnett related to Mr. Barnett’s services to the Company (incorporated herein by reference to Exhibit 10.16 to the Company’s Registration Statement on Form S-1/A filed with the SEC on August 25, 2011).

Exhibit Number	Description
(e)(9)	Letter Agreement between the Company and Timothy M. Adams related to Mr. Adams’ services to the Company (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 5, 2014).

(e)(10)	Letter Agreement between the Company and Rohit Goyal related to Mr. Goyal’s services to the Company (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 2, 2015).

(e)(11)	Letter Agreement between the Company and Kathleen B. Patton related to Ms. Patton’s services to the Company (incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 2, 2015).

(e)(12)	Form of indemnification agreement entered into by the Company with each of its directors and executive officers (incorporated herein by reference to Exhibit 10.15 to the Company’s Annual Report on Form 10-K filed with the SEC on February 26, 2016).

(e)(13)	Exclusivity Agreement, dated as of May 28, 2016, by and between the Company and Parent (incorporated herein by reference to Exhibit (d)(3) to the Schedule TO).

(e)(14)	Confidentiality Agreement, dated as of May 13, 2016, by and between the Company and Parent (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO).

*	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DEMANDWARE, INC.

By:	/s/ Thomas D. Ebling

Name: Thomas D. Ebling

Title: President and Chief Executive Officer (Principal Executive Officer)

Dated: June 10, 2016

Annex I

[GOLDMAN SACHS LETTERHEAD]

May 31, 2016

Board of Directors

Demandware, Inc.

5 Wall Street

Burlington, MA 01803

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Demandware, Inc. (the “Company”) of the $75.00 in cash per Share to be paid to the holders of Shares pursuant to the Agreement and Plan of Merger, dated as of May 31, 2016 (the “Agreement”), by and among Salesforce.com, inc. (“Salesforce”), Dynasty Acquisition Corp., a wholly owned subsidiary of Salesforce (“Acquisition Sub”), and the Company. The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which Acquisition Sub will pay $75.00 in cash per Share for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each Share (other than Shares that are held in the treasury of the Company and any Shares owned by any Subsidiary (as defined in the Agreement) of the Company, Salesforce, Acquisition Sub or any other Subsidiary (as defined in the Agreement) of Salesforce, or any Dissenting Shares (as defined in the Agreement)) that is outstanding immediately prior to the effective time of the Merger will be converted into the right to be paid $75.00 in cash.

Goldman, Sachs & Co. and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Salesforce, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time. We also have provided certain financial advisory and/or underwriting services to Salesforce and/or its affiliates from time to time. We may also in the future provide financial advisory and/or underwriting services to the Company, Salesforce and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the four fiscal years ended December 31, 2015; the Company’s Registration Statement on Form S-1, including the prospectus contained therein dated March 14, 2012 relating to the Company’s initial public offering; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company prepared by its management, including estimates of the Company’s net operating losses prepared by the management of the Company, as approved for our use by the Company (the “Forecasts”). We have also held discussions with members of the senior management of the Company regarding

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their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the software industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders of Shares, as of the date hereof, of the $75.00 in cash per Share to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the $75.00 in cash per Share to be paid to the holders of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or Salesforce or the ability of the Company or Salesforce to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $75.00 in cash per Share to be paid to the holders of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman, Sachs & Co.

(GOLDMAN, SACHS & CO.)

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Annex II

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

SECTION 262 — APPRAISAL RIGHTS

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

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(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in

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the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment

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shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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